Exhibit 99.1

ALAMOS GOLD INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

JUNE 3, 2015

MANAGEMENT INFORMATION CIRCULAR

MANAGEMENT INFORMATION CIRCULAR

ALAMOS GOLD INC.

April 27, 2015

Dear Shareholder:

On behalf of the Board of Directors and Management of Alamos Gold Inc. (the “Company”), I would like to invite you to attend the annual and special meeting of shareholders that will be held this year at the TMX Broadcast Centre, 130 King Street West, Toronto, Ontario, on Wednesday, June 3, 2015, at 4:00 p.m. (Toronto Time).

The enclosed Management Information Circular contains important information about the meeting, voting, the nominated directors, our governance practices and how we compensate our executives and directors. It also describes the board’s role and responsibilities and the key activities the four board committees undertook in 2014. In addition to these items, we will discuss, at the meeting, highlights of our 2014 performance and our plans for the future. You will also be able to meet and interact with your directors and the senior officers of the Company.

Your participation in the affairs of the Company is important to us. It is important that you exercise your vote, either in person at the meeting, by completing and returning your proxy form, by telephone or online.

I look forward to seeing you at the meeting.

John A. McCluskey
President and Chief Executive Officer

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MANAGEMENT INFORMATION CIRCULAR

ALAMOS GOLD INC.

Suite 2200 – 130 Adelaide Street West

Toronto, Ontario

Canada M5H 3P5

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of shareholders of Alamos Gold Inc. (the “Company” or “Alamos”) will be held at the TMX Broadcast Centre, 130 King Street West, Toronto, Ontario, on Wednesday, June 3, 2015, at 4:00 p.m., Toronto Time, in order to:

1.	receive and consider the consolidated financial statements of the Company for its financial year ended December 31, 2014, and the auditors’ report thereon;

2.	elect directors who will serve until the next annual meeting of shareholders;

3.	appoint auditors that will serve until the next annual meeting of shareholders and authorize the directors to set their remuneration;

4.	approve the unallocated options under the Company’s Stock Option Plan; and

5.	transact such other business as may properly be brought before the Meeting or adjournment thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice.

The Board of Directors of the Company has fixed the close of business on April 27, 2015 as the record date for determining the shareholders who are entitled to receive notice of, and to vote at, the Meeting and any postponement or adjournment thereof. Alamos has prepared a list, as of the close of business on the record date, of the holders of Alamos common shares. A holder of record of common shares of Alamos whose name appears on such list is entitled to vote the shares shown opposite such holder’s name on such list at the Meeting.

Shareholders are cordially invited to attend the Meeting. Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting if they are not able to attend the Meeting personally. To be effective, forms of proxy must be received by the Company’s registrar and transfer agent, Computershare Investor Services Inc., not later than 4:00 p.m., Toronto time, on June 1, 2015.

DATED at Toronto, Ontario, this 27th day of April, 2015.

By Order of the Board of Directors,

“Paul J. Murphy”
Chairman of the Board of Directors

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MANAGEMENT INFORMATION CIRCULAR

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ALAMOS GOLD INC.

Suite 2200 – 130 Adelaide Street West

Toronto, Ontario

Canada M5H 3P5

MANAGEMENT INFORMATION CIRCULAR

(This information is given as at April 27, 2015, unless otherwise indicated)

SOLICITATION OF PROXIES

This Management Information Circular (the “Information Circular” or “Circular”) is furnished in connection with the solicitation of proxies by the management of Alamos Gold Inc. (the “Company” or “Alamos”) for use at the Annual and Special General Meeting of the Shareholders of the Company (the “Meeting”) (and at any adjournment thereof) to be held on June 3, 2015 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.

The Company will bear the expense of this solicitation. It is expected the solicitation will be made primarily by mail, but regular employees or representatives of the Company (none of whom shall receive any extra compensation for these activities) may also solicit by telephone, facsimile and in person and arrange for intermediaries to send this Information Circular and the form of proxy to their principals at the expense of the Company.

The contents and the sending of this Information Circular have been approved by the Board of Directors of the Company (the “Board”).

All dollar amounts referenced in this Information Circular are in United States Dollars, unless otherwise specified. The exchange rate as at December 31, 2014 was Cdn$1.00 = US$0.86. The average exchange rate for 2014 was Cdn$1.00 = US$0.91.

RECORD DATE

The directors of the Company have set the close of business on April 27, 2015 as the record date (the “Record Date”) for determining which shareholders shall be entitled to receive notice of and to vote at the Meeting. Only shareholders of record as of the Record Date shall be entitled to receive notice of and to vote at the Meeting, unless after the Record Date a shareholder transfers his or her common shares and the transferee (the “Transferee”), upon establishing that the Transferee owns such common shares, requests in writing, at least 10 days prior to the Meeting or any adjournments thereof, that the Transferee may have his or her name included on the list of shareholders entitled to vote at the Meeting, in which case the Transferee is entitled to vote such shares at the Meeting. Such written request by the Transferee shall be sent to the Company’s Chief Financial Officer at the following address: Suite 2200, 130 Adelaide Street West, Toronto, Ontario, Canada, M5H 3P5.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of proxy are designated as proxy holders by management of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO either by inserting such person’s name in the blank space provided in the accompanying form of proxy or by completing another proper form of proxy and, in either case, delivering the completed proxy to Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting unless the Chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently. Telephone voting can be completed at 1-866-732-vote (1-866-732-8683) and Internet voting can be completed at www.investorvote.com.

Provisions Relating to Voting of Proxies

The shares represented by proxy will be voted or withheld from voting by the designated proxy holder in accordance with the instructions of the shareholder appointing him or her on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. If there are no instructions provided by the shareholder, those shares will be voted in favour of all proposals set out in this Circular. The proxy gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting. At the time of printing of this Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the notice of meeting.

Revocation of Proxies

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by an attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The instrument revoking the proxy must be deposited at (i) the registered office of the Company, 1600-925 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3L2, at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof duly authorized; or (ii) provided at the Meeting to the Chairman of the Meeting. Only registered shareholders have the right to revoke a proxy. Non-registered shareholders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective intermediaries to revoke the proxy on their behalf.

ADVICE TO BENEFICIAL SHAREHOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many shareholders as a substantial number of shareholders do not hold common shares in their own names. Shareholders who do not hold their shares in their own name (“Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in the shareholder’s name on the records of the Company. Such common shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such common shares are registered under the name of CDS & Co (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholders. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person well in advance of the Meeting.

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Applicable regulatory policies require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada. Broadridge typically applies a special sticker to proxy forms, mails those forms to the Beneficial Shareholders, and asks Beneficial Shareholders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be presented at the Meeting. A Beneficial Shareholder receiving a proxy with a Broadridge sticker on it cannot use that proxy to vote common shares directly at the Meeting. The proxy must be returned to Broadridge well in advance of the Meeting in order to have the common shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of the Beneficial Shareholder broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxy holder for the registered shareholder and vote the common shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their common shares as proxy holder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting. Alternatively, a Beneficial Shareholder may request in writing that their broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote their common shares.

In addition, Canadian securities legislation permits the Company to forward meeting materials directly to “non-objecting Beneficial Shareholders”. If the Company or its agent has sent these materials directly to you (instead of through a nominee), your name, address and information about your holding of securities has been obtained in accordance with applicable securities regulatory requirements from the nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the nominee holding on your behalf) has assumed responsibility for (i) delivering materials to you; and (ii) executing your proper voting instructions.

PART ONE—VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value. On April 27, 2015, 127,357,486 common shares were issued and outstanding, each share carrying the right to one vote. On any poll, the persons named in the enclosed proxy will vote the shares in respect of which they are appointed. Where instructions are given by the shareholder in respect of voting for or against any resolution, the proxy holders will do so in accordance with such instructions. Only shareholders of record on the close of business on April 27, 2015, who either personally attend the Meeting or who complete and deliver a proxy in the manner and subject to the provisions set out under the headings “Record Date” and “Appointment and Revocation of Proxies” will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

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To the knowledge of the directors and senior officers of the Company, as at the date of this Information Circular, there are no persons or companies beneficially owning or controlling or directing, directly or indirectly, shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company, except as follows:

Name and address	Number of Shares		Percentage of Outstanding Common Shares
Van Eck Associates Corporation (on behalf of its investment advisory subsidiaries) —335 Madison Avenue, 19th Floor, New York, NY, USA 10017	16,914,357	(1)	13.28%

(1)	According to a report filed under National Instrument 62-103 on SEDAR on April 10, 2015 this company owned or exercised control or direction over the number of common shares of the Company indicated as at March 31, 2015.

PART TWO—BUSINESS OF THE MEETING

The Meeting will address the following matters:

1.	receiving and considering the consolidated financial statements of the Company for its financial year ended December 31, 2014, and the auditors’ report thereon;

2.	electing directors who will serve until the next annual meeting of shareholders;

3.	appointing auditors that will serve until the next annual meeting of shareholders and authorize the directors to set their remuneration;

4.	approval of the Company’s unallocated options under the Stock Option Plan; and

5.	transacting such other business as may properly be brought before the Meeting or adjournment thereof.

1.	Receiving the Consolidated Financial Statements

The consolidated financial statements of the Company for the fiscal year ended December 31, 2014, together with the auditors’ report thereon are being mailed to the Company’s registered and beneficial shareholders who requested them. The 2014 consolidated financial statements of the Company are available on the Alamos website at www.alamosgold.com and on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

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2.	Election of Directors

Our Policy on Majority Voting

The Board believes that each of its members should carry the confidence and support of its shareholders. To this end, the Board has unanimously adopted a Majority Voting Policy. If, at any meeting for the election of directors, a director receives more “withheld” votes than “for” votes, the director must promptly tender his resignation to the Board, to take effect on acceptance by the Board. The Board will promptly accept the resignation unless the Corporate Governance Committee of the Company determines that there are extraordinary circumstances relating to the composition of the Board or the voting results that should delay the acceptance of the resignation or justify rejecting it. Within 90 days of the relevant shareholders’ meeting, the Board will make a final decision and announce such decision, including any reasons for not accepting a resignation, by way of press release. If the Board accepts the offer, it may appoint a new director to fill the vacancy. Any director who tenders his or her resignation will not participate in the deliberations of the Corporate Governance Committee or the Board regarding such matter. In the event any director fails to tender his or her resignation in accordance with this policy, the Board will not re-nominate such director. The Board adopted this policy in 2011 on the recommendation of the Corporate Governance Committee, and believes it reflects good corporate governance.

About the Nominated Directors

The Board is responsible for overseeing management and Alamos’s business affairs. As shareholders, you elect the Board as your representatives. This year the Board has decided that six directors are to be elected. All of the nominated directors currently serve on the Board. The term of office of each of the current directors will expire at the conclusion of the Meeting. At the Meeting, shareholders will be asked to elect six directors to succeed the present directors. Each director elected will hold office until the conclusion of the next annual meeting of shareholders of the Company at which a director is elected, unless the director’s office is earlier vacated in accordance with the Articles of the Company or the provisions of the Business Corporations Act of British Columbia. Each of the nominated directors is eligible to serve as a director and has expressed his willingness to do so. All of the nominated directors are independent, except for John McCluskey, the Company’s President and Chief Executive Officer (“CEO”). (See “Director Independence”, on page 23, below.) Accordingly, the majority of the nominated directors are independent. You can vote for all of these directors, vote for some of them and against for others, or against all of them. Unless otherwise instructed, the named proxyholders will vote for all of the nominated directors listed below. If any proposed nominee is unable to serve as a director, the individuals named in the enclosed form of proxy reserve the right to nominate and vote for another nominee in their discretion.

The following pages set out certain information about the nominees for election as directors, including their age; place of residence; other directorships; education; key areas of expertise; Company securities owned; record of attendance at meetings of the Board and its Committees during 2014; and whether or not the Board has determined each nominee to be independent. There are no contracts, arrangements or understandings between any director or executive officer or any other person pursuant to which any of the nominees has been nominated for election as a director of the Company. All such nominees were elected to the Board at the 2014 annual meeting of shareholders of the Company.

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Director Profiles

Anthony Garson, 72 Ontario, Canada Shares: 3,000 Options: 218,000 DSUs: 16,884

Mr. Garson began his career with the Ontario Department of Mines and subsequently with Derry, Michener and Booth, a geological consulting firm in Toronto. Mr. Garson worked as a mines and metals analyst with several international organizations, including the Bank of Nova Scotia, Nesbitt Thompson, Dean Witter Reynolds, Haywood Securities, Canaccord Capital, and Union Capital Markets (UK) Ltd. Mr. Garson has also held senior positions with mine development and mineral exploration companies. Mr. Garson obtained a Bachelor of Science in Earth Science from the University of Waterloo in 1969 and an MBA from the University of Toronto in 1983.

Mr. Garson is a member of the Audit Committee, Compensation Committee and Technical and Sustainability Committee and an independent director.

Areas of Expertise: Metals and Mining, Finance, Human Resources, Accounting and International Business

Alamos Board Details:

•     Director since June 7, 2010

•     Meetings attended in 2014:

Board – 7 of 7

Audit Committee – 4 of 4

Technical and Sustainability Committee – 2 of 2

Compensation Committee – 4 of 4

•     Overall attendance: 100%

Previous Years’ Vote (for)

2014: 99.17%

2013: 99.55%

2012: 98.98%

David Gower, 56 Ontario, Canada Shares: 15,000 Options: 145,000 DSUs: 16,884

Mr. Gower has been involved in the mineral industry for over 25 years, including positions with Falconbridge Limited and Noranda Inc. While at Falconbridge he was General Manager of Global Nickel and PGM Exploration and a member of the senior operating team that approved capital budgets for new mining projects. David has been involved in numerous discoveries and mine development projects, including brown field discoveries at Raglan, Matagami, and Sudbury in Canada, and at Falcondo in the Dominican Republic, and green field discoveries in Brazil and at Kabanga in Tanzania. Since 2006, Mr. Gower has also been an executive of two junior mineral exploration companies of the Forbes and Manhattan Group – both focused in South America with advanced projects in Brazil and Bolivia. Mr. Gower has been the President of Brazil Potash Corporation since 2009. He also serves as a Director of Apogee Silver Ltd., Costal Gold Corp., Emerita Gold Corp. and Aguia Resources. Mr. Gower has a Bachelor of Science degree in Geology from Saint Francis Xavier University, a Master of Science degree in Earth Sciences from Memorial University and is a Professional Geoscientist.

Mr. Gower is the Chair of the Compensation Committee, member of the Technical and Sustainability Committee and an independent director.

Areas of Expertise: Operations and Exploration, Metals and Mining, International Business, Strategy and Leadership, Human Resources

Alamos Board Details:

•     Director since May 19, 2009

•     Meetings attended in 2014:

Board—7 of 7

Compensation Committee (Chair) – 4 of 4

Technical and Sustainability Committee – 2 of 2

•     Overall attendance: 100%

Previous Years’ Vote (for)

2014: 98.25%

2013: 99.16%

2012: 97.58%

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John A. McCluskey, 55 Ontario, Canada Shares: 574,909(1) Options: 1,652,100 RSUs: 151,974

Mr. McCluskey began his career with Glamis Gold Ltd. in 1983. He went on to hold senior executive positions in a number of public companies in the resource sector. In 1996 he founded Grayd Resource Corporation, where he was CEO until 2003 and co-founded Alamos Minerals with mining hall of famer Chester Millar. Mr. McCluskey has been the President and Chief Executive Officer of Alamos since 2003, when the company was formed through a merger with National Gold Corp. Mr. McCluskey was named Ontario’s 2012 Ernst & Young Entrepreneur Of The Year, based on a judging panel’s assessment of financial performance, vision, leadership, innovation, personal integrity and influence, social responsibility and entrepreneurial spirit. Mr. McCluskey is currently a member of the Board of Directors of the World Gold Council.

Mr. McCluskey as CEO is a non-independent director.

Areas of Expertise: Operations and Exploration, Metals and Mining, Finance, International Business, Public Policy, Strategy and Leadership, Accounting, Human Resources

Alamos Board Details:

•    Director since February 21, 2003

•    Meetings attended in 2014:

Board—6 of 7

•    Overall Attendance: 86%

Previous Years’ Vote (for)

2014: 99.95%

2013: 99.96%

2012: 99.94%

Paul J. Murphy, 64 Ontario, Canada Shares: 4,500 Options: 245,000 DSUs: 24,621

Mr. Murphy was a Partner and National Mining Leader of PricewaterhouseCoopers LLP from 2004 to April 2010 and Partner of PricewaterhouseCoopers LLP since 1981. Throughout his career, Mr. Murphy has worked primarily in the resource sector, with a client list that includes major international oil and gas and mining companies. His professional experience includes financial reporting controls, operational effectiveness, International Financial Reporting Standards (“IFRS”), and SEC reporting issues, financing, valuation, and taxation as they pertain to the mining sector. Mr. Murphy is currently the Chief Financial Officer and Executive Vice-President, Guyana Goldfields since April 2010 and Chief Financial Officer of GPM Metals Inc. since May 2012. In addition, Mr. Murphy is a Director of Continental Gold. Mr. Murphy obtained a Bachelor of Commerce degree from Queen’s University, and obtained his Chartered Accountant designation in 1975.

Mr. Murphy is Chairman of the Board, Chair of the Corporate Governance Committee, member of the Audit Committee and an independent director.

Areas of Expertise: Operations and Exploration, Metals and Mining, Finance, International Business, Public Policy, Strategy and Leadership, Accounting, Human Resources

Alamos Board Details:

•    Director since February 18, 2010

•    Meetings attended in 2014:

Board (Chair)—7 of 7

Audit Committee—4 of 4

Corporate Governance Committee (Chair)—2 of 2

•    Overall Attendance: 100%

Previous Years’ Vote (for)

2014: 99.86%

2013: 99.97%

2012: 98.01%

(1)	Of this amount, 219,941 common shares are held by Mr. McCluskey’s spouse, 86,568 common shares are held by No. 369 Sail View Ventures Ltd., a corporation wholly-owned by Mr. McCluskey and his spouse, and a total of 268,400 common shares are held directly by Mr. McCluskey.

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Kenneth G. Stowe, 63 Ontario, Canada Shares: 3,000 DSUs: 16,884

Mr. Stowe began his career with Noranda Inc. and spent 21 years in progressive operational, research and development, and corporate roles. In 1999, he was appointed President of Northgate Minerals and served as Chief Executive Officer from 2001 to 2011. Mr. Stowe received the prestigious Canadian Mineral Processor of the Year Award in 2006, recognizing his superior accomplishments and contributions in the field of mineral processing. Currently, Mr. Stowe is a Director of Hudbay Minerals and Zenyatta Ventures Ltd. Previously, Mr. Stowe was a Director of Klondex Minerals and Director of Fire River Gold. Mr. Stowe obtained a Bachelor of Science and Master of Science degrees in Mining Engineering from Queen’s University.

Mr. Stowe is the Chair of the Technical and Sustainability Committee, a member of the Compensation Committee and a member of the Corporate Governance Committee. Mr. Stowe is an independent director.

Areas of Expertise: Operations and Exploration, Metals and Mining, Finance, Public Policy, International Business, Strategy and Leadership, Human Resources

Alamos Board Details:

•     Director since September 26, 2011

•     Meetings attended in 2014:

Board—7 of 7

Compensation Committee—4 of 4

Technical and Sustainability Committee (Chair)—2 of 2

Corporate Governance Committee—2 of 2

•     Overall Attendance: 100%

Previous Years’ Vote (for)

2014: 98.69%

2013: 99.08%

2012: 95.50%

David Fleck, 55 Ontario, Canada Shares: – DSUs: 17,752

David Fleck has more than 25 years of capital markets experience. Beginning his career in corporate finance, Mr. Fleck ultimately rose to the positions of Co-Head Equity Products and Executive Managing Director of the BMO Financial Group. In addition, Mr. Fleck was subsequently appointed President of Mapleridge Capital Corp., and then President and Chief Executive Officer of Macquarie Capital Markets Canada. Mr. Fleck is Senior Vice President, Partner of Delaney Capital Management. Mr. Fleck holds a B.A. in Economics from the University of Western Ontario and an MBA from INSEAD School of Business. In addition, Mr. Fleck has recently completed the Directors Education Program at Rotman School of Business, University of Toronto.

Mr. Fleck is the Chair of the Audit Committee and a member of the Corporate Governance Committee. Mr. Fleck is an independent director.

Areas of Expertise: Finance, Accounting, Strategy and Leadership, Human Resources, International Business

Alamos Board Details:

•     Director since March 10, 2014

•     Meetings attended in 2014:

Board—6 of 6

Audit Committee (Chair)—2 of 2

Corporate Governance Committee—2 of 2

•     Overall Attendance: 100% (Mr. Fleck became a Director on March 10, 2014 and a member of the Audit Committee on May 28, 2014. He has attended 100% of the meetings to which he was a member of).

Previous Years’ Vote (for)

2014: 99.95%

2013: N/A

2012: N/A

Regarding the above table, the information as to province of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually, and the information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually as at April 27, 2015 as reported on the SEDI website at www.sedi.ca.

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Attendance Record in 2014 for Directors

During the fiscal year ended December 31, 2014, the Board held 7 meetings, the Audit Committee held 4 meetings, the Compensation Committee held 4 meetings, the Technical and Sustainability Committee held 2 meetings and the Corporate Governance Committee held 2 meetings. All directors attended 100% (except for Mr. McCluskey who attended 86%) of the Board meetings held in 2014. All directors attended 100% of the meetings of the Committees of which they were members that were held in 2014. For individual director meeting attendance, see “Director Profiles”, above.

In-camera sessions without management present are held at each meeting of the Board of Directors, and are held at Board Committee meetings where the Committee members consider it advisable to do so.

Our Expectations for Directors

We expect each member of our Board to act honestly and in good faith and to exercise business judgment that is in the best interests of the Company and its stakeholders. All directors are required to possess fundamental qualities of intelligence, honesty, integrity, fairness and responsibility and to be committed to acting in the best interests of our stakeholders. They must also be able to devote sufficient time to discharge their responsibilities effectively.

In addition to the foregoing, each director is expected to:

•	be willing to share expertise and experience with management and fellow directors, and to use a respectful, collegial approach in challenging the views of others;

•	develop an understanding of our strategy, business environment and operations, the markets in which we operate and our financial position and performance;

•	diligently prepare for each Board and Committee meeting by reviewing all of the meeting materials;

•	actively and constructively participate in each meeting and seek clarification from management and outside advisors when necessary to fully understand the issues being considered;

•	comply with our Code of Business Conduct and Ethics, including conflict of interest disclosure requirements;

•	leverage experience and wisdom in making sound strategic and operational business decisions;

•	demonstrate business acumen and a mindset for risk oversight;

•	participate in continuing education programs, as appropriate; and

•	participate in the Board, Committee and director self-assessment process.

The Alamos Code of Business Conduct and Ethics (the “Code”) requires high standards of professional and ethical conduct from our directors. Alamos’s reputation for honesty and integrity is integral to the success of its business. No director or employee will be permitted to achieve results through violations of laws or regulations, or through unscrupulous dealings. Alamos also seeks to ensure that its business practices are compatible with the economic and social priorities of each location in which it operates. Although customs vary by country and standards of ethics may vary in different business environments, Alamos’s business activities shall always be conducted with honesty, integrity and accountability. The Code has been filed on and is accessible on SEDAR at www.sedar.com and on the Company’s website at www.alamosgold.com. In order to monitor compliance, the Board requires each officer and director to certify on an annual basis their agreement and compliance with the Code. If any material waivers from the Code are granted to directors or officers of the Company, the Board is required to disclose this in the ensuing quarterly or annual report on the finances of the Company. No waivers have been granted. Activities which may give rise to conflicts of interest are prohibited unless specifically approved by the Board or the Audit Committee. Each director must disclose all actual or potential conflicts of interest to the Board or the Audit Committee and refrain from voting on all matters in which such director has a conflict of interest. In addition, if a conflict of interest arises, the director must excuse himself or herself from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest.

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In addition to adopting the Code, the Board has adopted the Company’s Disclosure Policy, Whistleblower Policy, Anti-Bribery and Anti-Corruption Policy and Anti-Hedging Policy in order to, among other things, encourage and promote a culture of ethical business conduct. These policies are available on the Company’s website at www.alamosgold.com. The Company periodically holds information and training sessions for employees to ensure awareness of, and compliance with, applicable law, the Code and other internal policies.

For purposes of orientation, all new directors receive the governance policies of the Company, including Board policies, a record of public information about the Company, minutes from recent meetings of the Board and its Committees and other relevant information. The Board is responsible for ensuring new nominees fully understand the time commitment required of them as a director. Directors are also encouraged and afforded the opportunity to visit the Company’s operations and receive detailed briefings from management. As part of the continuing education of directors, management makes regular presentations to the Board on specific aspects of the Company’s business. The Company also encourages directors to attend, at the Company’s expense, conferences, seminars or courses on subjects related to their role on the Board or when appropriate, Board Committees, including maintaining relevant professional designations.

Limitation on Outside Board Seats

As noted above, it is expected that each director must be able to devote sufficient time to discharge their responsibilities effectively. In order to facilitate this, the Board has adopted a policy limiting the number of boards considered appropriate for directors, having regard to whether they are independent directors or members of management. Specifically, in the case of the CEO, he shall not sit on more than two outside public company boards in addition to that of the Company, and in the case of a non-management director, he shall not sit on more than five outside public company boards in addition to that of the Company. As of April 27, 2015, all of the directors of the Company are in compliance with this policy of the Board.

Board Assessment

The entire Board evaluates the effectiveness of the Board, its committees and individual directors on an annual basis. To facilitate this evaluation, the Board conducts an annual self-assessment of its performance, consisting of a review of its mandate, the performance of each Board Committee and the performance of individual directors. Assessment of individual Board member effectiveness is the principal criteria for retention. Accordingly therefore the Company does not have a formal retirement age for directors.

Cease Trade Orders, Bankruptcies and Penalties and Sanctions

No proposed director of the Company is, as at the date of this Information Circular, or was within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company), that:

(1)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

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(2)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as described below, no proposed director of the Company:

(a)	is, as at the date of this Information Circular, or has been within the 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

In October 2013, Fire River Gold entered into a compromise with its creditors after defaulting on its lending facility. Mr. Kenneth Stowe had ceased to be a director of that company in March of 2013.

No proposed director of the Company has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Skills and Areas of Expertise

The Corporate Governance Committee, through the nomination and recruitment process as well as continuing education initiatives, seeks to ensure that the collective skill set of our directors, including their business expertise and experience, meets the needs of the Company. The Corporate Governance Committee has developed a Skills Matrix setting out the skills and experience that are viewed as integral to Board effectiveness, which will be used to assess board composition, to help with the Board’s ongoing development and to assist in recruiting new directors in the future. The following table shows the number of directors who have particular expertise according to the self-assessments which each of them completed in early 2015.

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Self-Assessment of Skills and Expertise	Number of Alamos Directors with Expertise
Strategy and Leadership—Experience driving strategic direction and leading growth of an organization, preferably including the management of multiple significant projects, comfort with current principles of risk management and corporate governance	5

Metals and Mining—Knowledge of the mining industry, market, international regulatory environment and stakeholder management	5

Finance—Experience in the field of finance, investment and/or in mergers and acquisitions	5

Public Policy—Experience in, or a thorough understanding of, the workings of government and public policy both domestically and internationally	3

Human Resources—Experience in the oversight of significant, sustained succession planning and talent development and retention programs, including executive compensation	6

Accounting—Experience as a professional accountant, CFO or CEO in corporate financial accounting and reporting; comfort working with basic financial reports; understanding of the key financial levers of the business	4

International Business—Experience working in a major organization that carries on business in one or more international jurisdictions, preferably in Mexico or Turkey	6

Operations and Exploration—Experience with a leading mining or resource company with reserves, exploration and operations expertise, including cultivating and maintaining a culture focused on safety, the environment and operational excellence	4

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Report on Director Compensation

Effective January 1, 2014, the Board approved that the following compensation be paid to directors.

Position	Fees (1)
Chairman of the Board	$122,215
Board Member	$54,318
Audit Committee Chair	$18,106
Technical and Sustainability Committee Chair	$18,106
Compensation Committee Chair	$10,863
Corporate Governance Committee Chair	—
Member – Audit Committee	$9,053
Member – Technical and Sustainability Committee	$9,053
Member – Compensation Committee	$5,431
Member – Corporate Governance Committee	$4,526

(1)	Values are in United States dollars converted at the average rate for 2014 of Cdn$1.00 = US$0.9053.

Meeting attendance fees are no longer paid to directors. This change was approved by the Board following a review which included consideration of market data provided by Hugessen Consulting, an independent, third party compensation consultant regarding the Company’s peer group. The 2014 annual retainer for the Chairman was set slightly above the 25th percentile of the peer group, while the annual retainer for the other directors was set at the median of the peer group (information on the peer group used by the Company for this purpose is set forth on page 31, below). To ensure alignment of the directors’ interests with the shareholders and to attract and retain qualified individuals, the long-term incentive for directors will be paid up to the 75th percentile of the Company’s peer group and will be granted in the form of DSUs. In 2014, director DSU grants were at the median of the Company’s peer group.

Mr. McCluskey, who is an officer of the Company, does not receive any fees for serving as a director.

During the financial year ended December 31, 2014, the independent directors received the following compensation for services provided to the Company. All figures are in United States dollars, unless otherwise indicated. Fees earned and share-based awards amounts that have been paid in Canadian dollars have been converted into United States dollars at the average rate of Cdn$1.00 = US$0.9053.

Name	Fees Earned		Share-Based Awards— Incentive Plan Compensation(3)		Total Compensation
Paul Murphy	$107,553		$141,142		$248,695
David Gower	$70,703		$76,010		$146,714
Anthony Garson	$77,856		$76,010		$153,867
Kenneth G. Stowe	$82,383		$76,010		$158,393
David Fleck	$59,669		$161,306	(1)	$220,975
Mark Wayne (ceased to be a director May 28, 2014)	$143,084	(2)	—		$143,084

(1)	Initial grant based on appointment date of March 10, 2014.
(2)	Includes pro-rated deferred share unit (DSU) payment as per terms of the plan.
(3)	Represents the “Value Vested or Earning During Year”. In 2014, the only form of share-based awards granted to directors was deferred share units (DSU’s), which vest immediately on grant and are fair valued using the Black-Scholes option pricing model.

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Outstanding share-based awards and option-based awards

The following table sets out the outstanding option-based awards other than SARs (which are set out in a separate table below) held by the independent directors as at December 31, 2014.

Name	Option Based Awards (Other than SARs)
	Number Of Securities Underlying Unexercised Options	Option Exercise Price (Cdn$)	Option Expiration Date D/M/Y	Value Of Unexercised In-The- Money Options (US$)
David Gower	65,000	14.92	02/06/2015	—
	80,000	14.24	12/05/2016	—
Paul Murphy	100,000	13.04	18/02/2015	—
	65,000	14.92	02/06/2015	—
	80,000	14.24	12/05/2016	—
Anthony Garson	170,000	14.94	07/06/2015	—
	48,000	14.24	12/05/2016	—
Kenneth Stowe(1)	N/A	N/A	N/A	—
David Fleck(1)	N/A	N/A	N/A	—

(1)	The Company ceased granting stock options to directors in May 2011, in place of deferred share units (DSU`s). Kenneth Stowe and David Fleck were appointed to the Board of Directors subsequent to May 2011.

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Outstanding Stock Appreciation Rights (“SARs”) Awards

The following table sets out the outstanding SARs awards held by the independent directors as at December 31, 2014. Values are in United States dollars converted at the year-end rate of Cdn$1.00 = US$0.862 for unexercised value:

Name	SARs Awards
	SARs Outstanding	SARs Strike Price (Cdn$)	SARs Expiration Date D/M/Y	Value Of Unexercised In-The-Money SARs (US$)
David Gower	25,000	16.30	30/07/2017	—
Paul Murphy	25,000	16.30	30/07/2017	—
Anthony Garson	25,000	16.30	30/07/2017	—
Kenneth Stowe	25,000	16.30	30/07/2017	—
	200,000	17.01	07/11/2016	—
David Fleck(1)	N/A	N/A	N/A	—

(1)	The Company ceased granting SARs to directors subsequent to 2013 in place of deferred share units (DSU’s). David Fleck was appointed to the Board of Directors on March 10, 2014.

Outstanding DSU Awards

The Board adopted a deferred share unit (“DSU”) plan in December of 2012 (the “DSU Plan”). Under the DSU Plan, non-executive directors may receive a portion or all of their director’s compensation as DSUs. As DSUs are received as compensation for services in lieu of cash remuneration, they represent an investment by directors in Alamos similar to share ownership. Each director may elect to receive all of his director retainer as DSUs. The intention of the plan is to further align the interests of directors with those of shareholders. While serving as a director, DSUs cannot be paid out. The DSU Plan also provides that a director who is not in compliance with the Board’s Equity Ownership Requirement for directors will receive 50% of his annual retainer in DSUs. DSUs are paid in full to the director following termination of board service. Each DSU vests immediately and represents the right of the director to receive, after termination of all positions with Alamos, the market value of the DSUs equal to the weighted average of the closing price of Alamos shares on the TSX for the five trading days immediately preceding the payout date.

The CEO, in consultation with management, makes recommendations on the grant of DSUs to the Compensation Committee and Board for their final decision. Director grants are determined through a review of the Company’s peer group ensuring that our practices are competitive and current. Awards are paid in alignment with the Company’s overall compensation strategy to compensate its directors up to the 75th percentile of the Company’s peer group.

In March 2014, Hugessen Consulting was engaged to review and report on director initial grants typical of the Company’s peer group. The Board approved a resolution that all incoming directors should receive an initial grant of DSUs at a value of approximately $100,000 based on the closing share price on the date immediately preceding the finalization of the Board resolution approving such grant. All DSU grant awards for directors vest immediately.

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The following table sets out the outstanding DSUs awards held by the non- executive directors as at December 31, 2014. Values are in United States dollars converted at the year-end rate of Cdn$1.00 = US$0.8620 for unexercised value:

Name	DSUs Outstanding	Market Value Of Vested DSUs(1) not paid out ($US)
David Gower	16,884	$120,800
Paul Murphy	24,621	$176,150
Anthony Garson	16,884	$120,800
Kenneth Stowe	16,884	$120,800
David Fleck	17,752	$127,007

(1)	Calculated based on the closing price of the Company’s common shares on the TSX on December 31, 2014 of Cdn$8.30.

Alamos Minimum Equity Ownership Requirements

The Board of Directors of Alamos believes that the long-term financial interests of the Alamos directors and officers should be aligned with those of Alamos shareholders. To achieve this, the Board has adopted the following minimum equity ownership requirements.

Directors – Alamos non-executive directors are required to own Alamos common shares or DSUs having an aggregate value equivalent to three times the annual cash retainer.

Officers – The Chief Executive Officer is required to own Alamos common shares or RSUs (vested or unvested) having an aggregate value equivalent to three times his annual base salary. Each of the other executive officers of the Company is required to own Alamos common shares or RSUs (vested or unvested) having an aggregate value equal to his or her annual base salary.

For purposes of these minimum equity ownership requirements, the term “Commencement Date” refers to the date that is the later of: (a) the date on which such individual became a director or officer of Alamos; and (b) December 31, 2013. The respective ownership levels are expected to be achieved in compliance with the following schedule:

1st anniversary of Commencement Date – minimum 20% of individual requirement

2nd anniversary of Commencement Date – minimum 40% of individual requirement

3rd anniversary of Commencement Date – minimum 60% of individual requirement

4th anniversary of Commencement Date – minimum 80% of individual requirement

5th anniversary of Commencement Date – minimum 100% of individual requirement

The Board will annually review compliance with the equity ownership requirements as of December 31st. Ownership thresholds shall be calculated based on: (a) in the case of Alamos common shares, the greater of the initial acquisition cost and the current market value; and (b) in the case of RSUs and DSUs, because the value of such securities is tied directly to the Alamos share price, the greater of market value at the date of award/grant and the current market value. If retainers or base salaries are increased, which would result in an increase to an individual’s equity ownership requirement, the effected individual shall have two (2) years from the date of such increase to achieve the incremental equity ownership requirement.

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As of April 27, 2015 all Directors meet minimum equity ownership requirements. The current equity ownership positions of the Company’s independent directors are as follows:

Name	Number of Common Shares	Number of DSUs(1)	Total Number of Common Shares and DSUs	Value (US)(2)
Anthony Garson	3,000	28,184	31,184	$211,988
David Gower	15,000	28,184	43,184	$293,563
Paul J. Murphy	4,500	45,820	50,320	$342,074
Kenneth G. Stowe	3,000	28,184	31,184	$211,988
David Fleck	—	29,051	29,051	$197,488

Total	25,500	159,423	184,923	$1,257,103

(1)	This calculation does not include all dividend credits.
(2)	Calculation based on the number of units owned and the closing price of the Company’s shares on the TSX on April 27, 2015 of Cdn$8.23 converted at Cdn$1.00 =US$0.826.

As of April 27, 2015, the Company’s independent directors, as a group, beneficially own, directly or indirectly, or exercise control or direction over a total of 25,500 common shares with a total value of approximately US$173,348, directly or indirectly, representing less than 0.1% of the issued and outstanding common shares of the Company.

The current equity (RSU and common share) ownership positions of the Company’s Executive Officers are as follows:

Name	Number of Common Shares(2)	Number of RSUs(2)	Total Number of Common Shares and RSUs	Value (US)(1)
John A. McCluskey	536,909	258,074	794,983	$5,404,279
Manley Guarducci	—	98,344	98,344	$668,541
Jamie Porter	15,000	98,344	113,344	$770,510
Charles Tarnocai	—	58,076	58,076	$394,799
Andrew Cormier	7,150	40,959	48,109	$327,044
Greg Fisher	2,000	41,413	43,413	$295,121
Christine Barwell	2,500	41,413	43,913	$298,520

Total	563,559	636,623	1,200,182	$8,158,814

(1)	Calculation based on the number of shares and RSUs owned and the closing price (Cdn$) of the Company’s shares on the TSX of Cdn$8.23 as at April 27, 2015 converted at Cdn$1.00 =US$0.826.
(2)	Excludes dividend credits (with respect to RSUs) and unvested common shares acquired pursuant to the Company’s employee share purchase plan.

All of the directors and executive officers of the Company are in compliance with the Company’s minimum equity ownership requirements.

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Restriction on Executive Hedging—Under the Company’s Anti-Hedging Policy, no directors, officers or employees can engage in selling short the securities of Alamos or buying or selling a call or put option in respect of a security of Alamos. Hedging of share-based awards to protect against a decrease in share price is contrary to the purpose for which these rewards and requirements have been introduced.

3.	Appointment of Auditor

The persons named in the enclosed form of proxy will vote for the appointment of Ernst & Young LLP, Chartered Accountants, of Ernst & Young Tower, Toronto-Dominion Centre, 222 Bay Street, Toronto, Ontario, as auditor of the Company for the ensuing year, until the close of the next annual meeting of shareholders at remuneration to be fixed by the directors.

4.	Approval of Stock Option Plan

The Board approved the establishment of the Plan to allow the Company to grant incentive stock options to directors, officers, employees and consultants of the Company, its subsidiaries and affiliates (the “Participants”). The Plan was originally approved by the shareholders of the Company at the 2003 Annual and Special General Meeting of the shareholders of the Company.

On May 24, 2005, the shareholders of the Company approved the amendment of the Plan from a 10% “fixed stock option plan” to a “rolling stock option plan”. Under a rolling stock option plan the number of shares reserved for issuance must not exceed a fixed percentage of the total number of common shares which are issued and outstanding on the particular date of grant, as set out below. The Plan was further amended by the Board on May 17, 2006, March 27, 2007, April 14, 2009 and January 1, 2011.

On April 24, 2012, the Board approved further amendments to the Plan. On May 31, 2012 the shareholders of the Company approved various of the amendments of the plan including to: (i) restrict the persons eligible to receive grants of new options under the Plan to officers of the Company; (ii) adopt a provision clarifying that in the event of an inconsistency between the option terms set out in the Plan and the option terms set out in other agreements under which a Participant may have received such options, the terms provided in the Plan will prevail; (iii) reduce the maximum number of shares issuable under the Plan to 7% of the issued and outstanding shares from time to time; (iv) restrict the options which can be granted to a Participant in any 12 month period to the number of options which permit the Participant to purchase a maximum of 3% of the number of issued and outstanding shares of the Company; (v) reduce the maximum term of any option granted under the Plan to five years, subject to an extension of 10 business days in the event of a black-out period; (vi) adopt amended vesting, adjustment and termination provisions in connection with alterations to the Company’s capital structure, a change of control and certain triggering events; (vii) adopt additional amendment provisions specifying when shareholder approval of amendments is required; and (viii) adopt certain other minor amendments of a “housekeeping nature”.

Every three years after institution, all unallocated options under the Plan must be approved by a majority of the Company’s directors and the shareholders of the Company. The Company is seeking approval of the unallocated options under the Plan at the Meeting. No options will be granted under the Plan between the renewal date and approval date.

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The maximum number of common shares issuable on exercise of options granted under the Plan as at April 27, 2015 was 8,915,024 shares (which represents 7% of the issued and outstanding share capital as at April 27, 2015), assuming shareholder approval of the amendments to the Plan and ratification of the unallocated options is obtained. As at April 27, 2015, there were outstanding options to purchase 5,638,700 common shares which represent 4.4% of the Company’s outstanding share capital as at April 27, 2015. A balance of 3,276,324 common shares is unallocated under the Plan which represents 2.6% of the Company’s outstanding share capital as at April 27, 2015, assuming shareholder approval of the amendments to the Plan is obtained. On February 27, 2015, the Company granted 997,400 stock options, or 0.78% of the weighted average number of shares outstanding for the year (2012 – 840,000 or 0.70%, 2013 – 857,200 or 0.67%, and 2014 – 835,000 or 0.66% ). Since implementation of the Plan in 2003 up to and including April 27, 2015, Alamos has issued a total of 14,548,583 shares on exercise of options (which represents 11.35% of the Company’s issued and outstanding share capital as at April 27, 2015).

The number of shares subject to an option granted to any one Participant shall be determined by the Board or such committee of the Board which is appointed to administer the Plan (such committee or, if no such committee is appointed, the Board, is hereinafter referred to as the “Board Committee”) based on its review of the performance of the Participant, but no Participant shall be granted an option in any 12- month period which exceeds 3% of the issued and outstanding shares of the Company at the time of grant. The aggregate number of securities issuable to insiders, at any time, under all security based compensation arrangements, cannot exceed 7% of the issued and outstanding securities of the Company. The number of securities issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed 7% of issued and outstanding securities.

The exercise price of the shares subject to each option shall be determined by the Board Committee, subject to applicable TSX approval, at the time any option is granted. In no event shall such price be lower than the price permitted by the TSX. The Board Committee has customarily set the option exercise price as the closing price for trading on the TSX on the date of the option grant.

The vesting schedule for an option, if any, is determined by the Board Committee and is set out in the option agreement entered into in respect of the option. The Board Committee may elect, at any time, to accelerate the vesting schedule of one or more options including, without limitation, on a triggering event, including a proposed change of control (as such terms are as defined in the Plan). The Board Committee has customarily set a vesting period of two years over which options vest in instalments. It is expected that new grants of options will be subject to a vesting period of three years over which options will vest in instalments.

If there is a material alteration in the capital structure of the Company and the shares are consolidated, subdivided, converted, exchanged, reclassified or in any way substituted for, the Board Committee shall, to the extent practicable and feasible, make such adjustments to the Plan and to the options then outstanding under the Plan as the Board Committee determines to be appropriate and equitable under the circumstances, so that the proportionate interest of each Participant shall, to the extent practicable, be maintained as before the occurrence of such event.

Upon the occurrence of a triggering event (including a proposed change of control) the Company may:

(a)	cause all or a portion of any of the options outstanding under the Plan to terminate;

(b)	cause all or a portion of any of the options outstanding under the Plan to be exchanged for incentive stock options of another corporation in such ratio and at such exercise price as the Board Committee deems appropriate, acting reasonably; or

(c)	cause the continuance of the Plan and the assumption of all or a portion of any of the options outstanding under the Plan by a successor corporation.

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If the options outstanding under the Plan are exchanged, continued or assumed in accordance with either of paragraphs (b) or (c) as set out above, all of the options outstanding under the Plan (or outstanding stock options which were provided in exchange therefore under paragraph (b) above) will vest immediately and become exercisable.

In the event that the Board Committee wishes to cause all or a portion of any of the options outstanding under the Plan to terminate on the occurrence of a triggering event, it must give written notice to the Participants in question not less than 10 days prior to the consummation of a triggering event so as to permit the Participant the opportunity to exercise the vested portion of the options prior to such termination. Upon the giving of such notice and subject to any necessary regulatory approvals, all options or portions thereof outstanding under the Plan which the Company proposes to terminate shall become immediately exercisable notwithstanding any contingent vesting provision to which such options may have otherwise been subject.

All benefits, rights and options accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferable or assignable unless specifically provided for by the Plan.

The option period shall be a period of time fixed by the Board Committee not to exceed a maximum of five years.

The expiry date of outstanding options which may expire during a Blackout Period imposed by the Company in accordance with applicable securities laws will be extended for a period of ten business days commencing on the first business day after the expiry date of the Blackout Period.

If a Participant shall cease to be a director, officer, consultant or employee of the Company or its subsidiaries or affiliates for any reason (other than death and cause), the Participant may exercise the Participant’s options to the extent that the Participant was entitled to exercise such options at the date of such cessation as set out in an option agreement with such Participant, or if there is none, no later than the first to occur of the expiry date of the option and 90 days after the date of such cessation as a director, officer, consultant or employee of the Company or its subsidiaries or affiliates, subject to the Board Committee, in its sole discretion, approving a reasonable period which is longer than 90 days and subject to any restrictions under applicable TSX policies and rules.

If a Participant shall cease to be a director, officer, consultant or employee of the Company for cause, such Participant’s options shall terminate immediately when the Participant ceases to be a director, officer, consultant or employee. For the purposes of the Plan, “cause” means any act or omission of the Participant in connection with providing services as a director, officer, consultant or employee which, if the Participant were an employee of the Company, would in law permit the Company to, without a notice period or payment in lieu of a notice period, terminate the employment of an employee in the Participant’s circumstances.

Subject to applicable approval of the TSX, the Board Committee may, at any time, suspend or terminate the Plan. Subject to applicable approval of the TSX, the Board Committee may also at any time amend or revise the terms of the Plan, provided that no such amendment or revision shall alter the terms of any options theretofore granted under the Plan, except as otherwise set out herein.

Pursuant to the policies of the TSX, the Board Committee may, at any time, without further approval by the shareholders of the Company, amend the Plan or any option granted thereunder in such respects as it may consider advisable and, without limiting the generality of the foregoing, it may do so to:

(a)	amend typographical, clerical and grammatical errors;

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(b)	reflect changes to applicable securities laws;

(c)	change the termination provisions of an option or the Plan which do not entail an extension beyond the original expiry date, except as otherwise permitted in the event of a Blackout Period;

(d)	include the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve; and

(e)	ensure that the options granted under the Plan will comply with any provisions respecting the income tax and other laws in force in any country or jurisdiction of which a Participant to whom an option has been granted may from time to time be resident or a citizen.

The Board Committee may not, at any time, without further approval by the shareholders of the Company (which may include disinterested shareholder approval in certain circumstances), amend the Plan or any option granted thereunder for the purposes of the following:

A.	to increase the number of shares reserved for issuance under the Plan or the Plan maximum;

B.	to reduce the exercise price of options or to cancel and reissue options or other entitlements;

C.	to extend the term of options beyond the original expiry, except as otherwise permitted in the event of a Blackout Period;

D.	to make amendments to the eligibility of Participants that may permit the introduction or reintroduction of non-employee directors as Participants on a discretionary basis or increase limits previously imposed on non-employee director participation;

E.	to make amendments which would permit options granted under the Plan to be transferable or assignable other than for normal estate settlement purposes;

F.	to make any amendment to remove or exceed the insider participation limit; and

G.	to make amendments to the Plan’s amendment provisions.

If the resolution approving all unallocated options under the Plan is not approved by shareholders of the Company at the Meeting, currently outstanding options will continue unaffected; however, the Company will not have the ability to grant further stock options under the Plan. Furthermore, currently outstanding options that are subsequently cancelled or terminated will not be available for re-issuance under the Plan.

At the Meeting, the shareholders of the Company will be asked to consider and, if deemed advisable, approve an ordinary resolution to approve all unallocated options under the Plan.

The form of ordinary resolution to be considered by shareholders of the Company at the Meeting is as follows:

BE IT RESOLVED THAT:

1.	the stock option plan (the “Plan”) of Alamos Gold Inc. (the “Company”) which was last approved by the board of directors of the Company on April 24, 2012 and the Shareholders of the Company on May 31, 2012 be hereby approved, with no additional amendments;

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2.	all unallocated options under the Plan are hereby approved and the Company has the ability to grant options under the Plan until June 3, 2018, that is until the date that is three years from the date of the Meeting at which this resolution is passed by shareholders of the Company; and

3.	any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution.

In the absence of contrary instructions, the persons designated in the accompanying Form of Proxy intend to vote in favour of the above resolutions.

In order to be effective, the ordinary resolution approving the unallocated options under the Plan must be approved by a majority of votes cast at the meeting, in person or by proxy.

The directors believe that the above ordinary resolution to approve unallocated stock options that may be granted under the Plan is in the best interests of the Company and recommend that the shareholders approve such resolution.

A complete copy of the Plan will be available for inspection at the Meeting and is available upon request to the Company at the address set out below in “Additional Information”.

Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

PART THREE—STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Role of the Board of Directors

The primary responsibility of the Board is to provide governance and stewardship to the Company. Each of the members of the Board is required to exercise their business judgment in a manner consistent with their fiduciary duties. In particular, directors are required to act honestly and in good faith, with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board discharges its responsibility for supervising the management of the business and affairs of the Company by delegating the day-to-day management of the Company to senior officers. The Board oversees the Company’s systems of corporate governance and financial reporting and controls to ensure that the Company reports adequate and fair financial information to shareholders and engages in ethical and legal corporate conduct. Its goal is to ensure that Alamos continues to operate as a successful business, and to optimize financial returns to increase the Company’s value over time while effectively managing the risks confronting the organization. The Board has adopted a formal mandate setting out the role and responsibilities of the Board, a copy of which is attached as Schedule A to this Circular.

The independent directors meet in the absence of the non-independent director at each meeting of the Board. John McCluskey, as a member of management and the only director of the Company who is not independent, does not participate in these sessions. The sessions are presided over by the Company’s independent Chairman. Any issues addressed at the in camera sessions requiring action on behalf of, or communication to, management are communicated to management by the independent directors.

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The Board has also adopted written position descriptions for the Chairman of the Board and the Chief Executive Officer in order to delineate their respective roles and responsibilities. The responsibilities of the Chairman of the Board include providing overall leadership to enhance the effectiveness of the Board; assisting the Board, Board Committees and the individual directors in effectively understanding and discharging their respective duties and responsibilities; overseeing all aspects of the Board and Board Committee functions to ensure compliance with the Company’s corporate governance practices; acting as an adviser to the CEO and other senior officers; and fostering ethical and responsible decision making by the Board and its individual members. The Chairman of the Board is also required to coordinate and preside at all meetings of the Board and Shareholders, in each case to ensure compliance with applicable law and the Company’s governance practices. The current Chairman of the Board, Paul Murphy, is an independent director for purposes of NI 58-101 and is not involved in day-to-day operations of the Company.

The Chief Executive Officer is to be the leader of an effective and cohesive management team for the Company, set the tone for the Company by exemplifying consistent values of high ethical standards and fairness, lead the Company in defining its vision, be the main spokesperson for the Company and ensure that the Company achieves its strategic objectives. The CEO works with, and is accountable to, the Board with due regard to the Board’s requirement to be informed and independent.

Director Independence

The Board has determined that five of the Company’s six directors are “independent” within the meaning of NI 58-101 and one is not independent. The Board considers that John McCluskey is not an independent director because of his position as President and CEO. The Board is responsible for determining whether or not each director is an independent director. To do this, the Board analyzes all the relationships of the directors with the Company and its subsidiaries. “Independence” means a director is independent of management, does not have a material relationship with the Company and, except for director fees and share ownership, does not financially benefit from it. A material relationship is any relationship that could interfere with a director’s ability to exercise independent judgment or inhibit his ability to make difficult decisions about management and the business. For example, employees of a company, its service providers and relatives or close friends of a senior executive all have a material relationship with such company.

The Board also recognizes that, as much as possible, directors should also be independent of each other. To this end the Board has adopted a policy pursuant to which no director shall accept an invitation to join an outside board on which a director of Alamos already sits without previously obtaining the approval of the Corporate Governance Committee. In addition, no more than two of the Company’s directors should generally serve on the same outside board or outside board committee. Any such board and/or committee interlocks shall be reported by the Board to the Company’s shareholders. As of April 27, 2015, no members of our Board served together on the boards (or board committees) of other public companies.

Gender Diversity

Currently, the Board of Directors is comprised of 100% (6 of 6) men and the executive team is comprised of 14.3% (1 out of 7) women. The Company does not currently have a written policy on the identification and nomination of women candidates for director positions however under the direction of the Corporate Governance Committee, has committed to developing a diversity policy in line with the requirements of National Instrument 58-101—Disclosure of Corporate Governance Practices (“NI 58-101”) by December 31, 2015. This policy will address active identification and recruitment of women and an annual review of Board and executive diversity.

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The Company has a broader employee base that reflects diversity including religion, race, ethnicity, age, gender, sexual orientation, disability and any other basis of diversity and does believe that diversity is an integral part of the Company’s success.

Director Terms

At this time, the Company does not have a policy on Board member term limits however it is committed to developing such a policy in line with the requirements of NI 58-101 by December 31, 2015. Since 2004, the average term of the non-executive Board members, including current directors is 4.3 years. Current Board members have served for an average term of 3.5 years.

Strategic Planning

Management is responsible for developing and recommending the Company’s strategic plan for approval by the Board each year. The Board discusses strategic planning and related issues at each of its quarterly meetings, including the risks associated with various strategic alternatives. Management carries out periodic reviews of the Company’s strategic plan, based on its progress, and recommends annual corporate objectives, a budget and a long-term financial plan and presents these to the Board for approval. Management also makes presentations to the Board on strategic issues as needed throughout the year.

Risk Management

The Board, in accordance with its mandate, is responsible for the Company’s management of risk. The Alamos Risk Management Program has been developed by the Board as a systematic approach to identifying, assessing, reporting and managing significant risks facing the Company, both at the corporate and operations level. The program helps the Board identify and manage threats to achievement of the Company’s corporate objectives. The Board has delegated the responsibility for overseeing and monitoring, from a process standpoint, the Risk Management Program to the Risk Committee, which is a management committee comprised of the CEO, CFO, COO, VP Corporate Development, VP Finance and VP Construction and Development of Alamos. The Risk Committee is responsible for ensuring an effective risk management process is in place, and for monitoring and reporting to the Board on the overall risk profile of the Company. Each Board Committee works with the Risk Committee to conduct a periodic risk identification and review process so as to identify any emerging risks, determine the effectiveness of current risk management strategies and, where appropriate, develop new risk management strategies. Within this framework, each Board Committee is responsible for monitoring risks within its specific areas of focus:

•	Audit Committee—accounting related and certain financial risks;

•	Technical and Sustainability Committee—technical, health and safety, environmental, social and related operational, permitting and regulatory risks;

•	Corporate Governance Committee—strategic, regulatory and reputational risks associated with the Company’s corporate governance practices; risks associated with executive succession; and

•	Compensation Committee—risks presented by improper executive compensation programs (see discussion below under “Compensation Committee”, below) including the related reputational risks to the organization.

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Committees of the Board

There are currently four standing committees of the Board: the Corporate Governance Committee, the Audit Committee, the Compensation Committee and the Technical and Sustainability Committee. Committee members are appointed by and comprised exclusively of members of the Board and are currently all independent directors. The roles and responsibilities of each Committee are set out in its Board-approved written Charter, which Charter is reviewed annually by the relevant committee and the Corporate Governance Committee.

The mandates of the Committees ensure, collectively, that the Board fulfills its duties and responsibilities and that there is effective supervision and direction of management in the conduct of the affairs of the Company. The Chairman of a committee is selected by the Board from among the members of the relevant committee (with the exception of the Audit Committee, which elects its own Chairman annually). Each Committee Charter includes a description of the role and responsibilities of the Chairman of the Committee, which include presiding over Committee meetings, reporting to the Board with respect to the activities of the Committee, and providing leadership to the Committee and assisting it in reviewing and monitoring its responsibilities set out in its Charter.

The Audit Committee of the Company holds an in-camera session without management present following each of its meetings. Each Committee’s mandate grants it authority to retain and terminate legal or other advisors to the Committee. A copy of the Charter for each of the Committees is posted on Alamos’s website at www.alamosgold.com.

Corporate Governance Committee

The mandate of the Corporate Governance Committee is to assist the Board in monitoring, reviewing and approving Alamos’ corporate governance policies and practices, identifying individuals qualified to become members of the Board and evaluating the functioning of the Board and its Committees on an annual basis.

The Corporate Governance Committee regularly reviews Alamos’ corporate governance practices and policies and, where appropriate, makes recommendations to the Board for changes thereto. The Corporate Governance Committee is responsible for the Company’s compliance with National Instrument 58-101 Disclosure of Corporate Governance Practices of the Canadian Securities Administrators and the NYSE corporate governance standards and for reviewing and approving the annual disclosure relating to such guidelines and standards.

The Corporate Governance Committee is responsible for proposing new nominees to the Board and its Committees. In considering nominees to the Board, the Corporate Governance Committee considers the size, composition and operation of the Board and reviews the independence, skills, qualifications and experience of candidates prior to making a recommendation to the Board. The Corporate Governance Committee also annually reviews and assesses the size, composition and responsibilities of all Board Committees with a view to making recommendations to the Board regarding membership and Chairpersons (see “Skills Matrix” on page 12, above).

The Corporate Governance Committee annually evaluates the effectiveness of the Board, committees and individual directors. The Committee circulates a written survey questionnaire to directors assessing the effectiveness of the Board and its Committees. The Chairman of the Corporate Governance Committee compiles the responses to the questionnaire to ensure confidentiality, and may also conduct individual director interviews from time to time to complete the assessment prior to reporting back to the Board. Elements of this assessment include the effectiveness of operation of the Board and its Committees, communication between the Board and management, individual peer review, and the effectiveness of strategic direction and risk management processes of the Board and its Committees. Where deemed appropriate, the Committee recommends changes to enhance the performance of the Board and its Committees.

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The Corporate Governance Committee holds certain risk management responsibilities in respect of those risks within its area of focus. The Corporate Governance Committee is mindful of risks associated with executive succession. The Corporate Governance Committee, on behalf of the Board, reviews at each of its meetings the succession plans for each of the Company’s executive officers, including through periodic discussion with the CEO regarding executive positions other than CEO. The Corporate Governance Committee also conducts advance planning in this regard by exploring means of pursuing viable alternative executives both from within the organization and from external sources. The Corporate Governance Committee has satisfied itself that there are currently several individuals within the organization that, if needed, could act as CEO on an interim basis while a more thorough search were conducted for a permanent replacement.

In 2014, the Committee was comprised of three independent directors: Paul Murphy (Chairman), Kenneth Stowe and David Fleck. There were two meetings of the Corporate Governance Committee during 2014.

Compensation Committee

The mandate of the Compensation Committee is to assist the Board in monitoring, reviewing and approving Alamos’s compensation policies and practices.

The Compensation Committee’s role and responsibilities include developing an executive compensation strategy, reviewing and appraising the performance of the Company’s senior executives, and reviewing the adequacy and form of the compensation of the Company’s senior executives in light of such performance and compensation strategy. In particular, the Compensation Committee reviews and makes recommendations to the Board with respect to corporate objectives relevant to the compensation of the CEO, evaluates the performance of the CEO in light of such objectives, and recommends to the Board the compensation level of the CEO based on this evaluation. The Compensation Committee is also responsible for reviewing and making recommendations to the Board with respect to senior executive compensation. The Compensation Committee also reviews the remuneration of the Company’s directors annually to ensure that it properly reflects the responsibilities associated with being an effective director. The Charter of the Compensation Committee grants it authority to retain and terminate any compensation consultant to assist in reviewing compensation matters, including sole authority to approve the fees and other terms of retention of such consultants.

The Compensation Committee holds certain risk management responsibilities in respect of those risks within its area of focus. The Board strives to ensure that the members of the Compensation Committee have the skills and experience required to make decisions on whether the Company’s compensation policies and practices are consistent with its risk profile. The Compensation Committee avoids compensation policies which encourage excessive risk taking, such as compensation policies that allow pay out before the risks associated with the performance are likely to materialize, and policies that do not include regulatory compliance and risk management as part of their performance metrics. In the Compensation Committee’s view, compensation outcomes must be symmetric with risk outcomes. Variable compensation for senior executives is considered more risk-aligned when it is deferred. The Committee is also sensitive to the possible reputational damage that could be suffered by the organization where executives are not compensated in a manner that is consistent with the objectives of the Alamos executive compensation program or that is otherwise not in the best interests of the Company and its stakeholders. Other mechanisms used to mitigate executive compensation risks include the Company’s Executive Compensation Claw-back Policy, Minimum Equity Ownership Policy and Anti-Hedging Policy. (See “Managing Compensation Related Risk” below.)

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In 2014, the Compensation Committee undertook several major initiatives. In relation to its review and assessment of the performance of the Company’s senior executives, including in connection with executive compensation recommendations, the Committee oversaw development of revised personal performance objectives for such senior officers, in part so as to further align the interests of the senior officers with the Company’s current strategic objectives. The Compensation Committee also oversaw the review and approval of the Company’s Employee Share Purchase Plan (“ESPP”) for executives and employees which became effective January 1, 2015, the Supplemental Executive Retirement Plan (“SERP”) for executives, the Registered Retirement Savings Plan (“RRSP”) for employees and associated Deferred Profit Sharing Plan (“DPSP”) for employees, the review of director initial grants and broader executive and director LTI grants, performed by Hugessen Consulting, as well as the Alamos Minimum Equity Ownership Requirements for Directors and Officers.

The Committee is comprised of three independent directors: David Gower (Chairman), Anthony Garson and Kenneth Stowe. Each of the members of the Compensation Committee have direct experience relevant to their responsibilities with respect to execution compensation. There were four meetings of the Compensation Committee during 2014. All of the members of the Compensation Committee attended all of the meetings of the Committee held in 2014.

David Gower has prior experience with compensation programs including salary surveys, the development of bonus programs, and implementation of pay for performance evaluation systems while employed with Noranda and Falconbride. Mr. Gower has been a member of the Compensation Committee since 2009.

Kenneth Stowe has worked in mining for over 30 years. He served as President and as CEO of Northgate Minerals for 10 years. He also has and does serve as a director for mining companies as noted in his director profile. In these roles, Mr. Stowe became familiar with general compensation practices. Mr. Stowe has been a member of the Compensation Committee since 2011.

Anthony Garson has worked in mining for over 40 years in the capacity of mines and metals analyst and has held senior positions with mineral exploration companies. Mr. Garson is familiar with general compensation practices. He has been a director of Alamos Gold since 2010 and has served on the Compensation Committee for 3 years.

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Audit Committee

The purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the Company’s compliance with applicable audit, accounting and financial reporting requirements. More particularly, the Committee oversees the Company’s practices with respect to preparation and disclosure of financial related information, including through its oversight responsibilities with respect to the following: integrity of the quarterly and annual financial statements and management’s discussion and analysis; compliance with accounting and finance-related legal requirements; the audit of the consolidated financial statements; the review of the performance of, and recommendation of the nomination of, the independent auditors; the accounting and financial reporting practices and procedures including disclosure controls and procedures; the system of internal controls including internal controls over financial reporting; implementation and effectiveness of the Code of Business Conduct and Ethics and management of financial business risks that could materially affect the financial profile of Alamos. A full description of the responsibilities of Alamos’s Audit Committee is set forth in its Charter, a copy of which is available at www.alamosgold.com.

All members of the Audit Committee are financially literate, as defined under NI 52-110. In considering criteria for determination of financial literacy, the Board looks at the ability to read and understand financial statements of the Company. Each of David Fleck and Paul Murphy is an “audit committee financial expert” having the attributes required of a “financial expert” as defined under the Sarbanes Oxley Act of 2002. In determining financial expertise, the Board looks at familiarity with emerging accounting issues, past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individuals’ financial sophistication, including being or having been a chief executive officer, a chief financial officer or having held another senior officer position of an entity with financial oversight responsibilities.

In 2014, the Audit Committee consisted of three independent directors: David Fleck (Chairman), Anthony Garson and Paul Murphy. There were four meetings of the Audit Committee during 2014, each of which was attended by all of the members of the Audit Committee.

Technical and Sustainability Committee

The mandate of the Technical and Sustainability Committee is to oversee Alamos’s technical, environmental, health and safety and social responsibility performance at all operations and projects of the Company, to monitor related current and future regulatory issues and to make recommendations, where appropriate, to the Board. The Committee also oversees the development and implementation of the Company’s policies and practices on technical, environmental, health, safety and social responsibility matters in light of applicable laws and recommended best practices in the various jurisdictions in which the Company conducts its operations. To achieve this, the Committee reviews the Company’s existing programs to ensure that they minimize or prevent the effects of Alamos’s operations on the environment, and monitors their effectiveness. It also reviews the measures implemented, and key resources committed to, developing a positive relationship with the individuals and communities impacted by Alamos’s operations. The Committee strives to ensure that the individuals employed in its areas of focus from each jurisdiction in which the Company operates communicate regularly and effectively with one another such that the value of their respective experiences and expertise are optimized.

To more clearly communicate the Company’s priorities in these areas to its employees and other stakeholders, the Committee has developed the Company’s Health and Safety Policy as well as the Company’s Environmental and Sustainability Policy. The Committee has also committed to conducting a review and, where appropriate, refinement of, the Company’s sustainability-related risk management practices.

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There were two meetings of the Technical and Sustainability Committee during 2014, each of which was attended by all members of the Committee. One of the Committee meetings included a site visit to the Mulatos mine in Sonora, Mexico. The Technical and Sustainability Committee consists of three independent directors: Kenneth Stowe (Chairman), Anthony Garson and David Gower.

PART FOUR—REPORT ON EXECUTIVE COMPENSATION

As at December 31, 2014, the end of the most recently completed financial year of the Company, the five Named Executive Officers (or “NEOs”) of the Company were John A. McCluskey, President and Chief Executive Officer, James Porter, Chief Financial Officer, Manley Guarducci, Vice President and Chief Operating Officer, Charles Tarnocai, Vice President, Corporate Development, and Andrew Cormier, Vice President, Construction and Development.

Compensation Discussion and Analysis

The Alamos executive compensation program is designed to achieve the following objectives:

•	attract, retain, and motivate people of the highest quality;

•	align the interests of the CEO and the senior executives with the Company’s shareholders;

•	create incentives to achieve established corporate and individual performance objectives;

•	properly reflect the respective duties and responsibilities of the senior executives; and

•	create incentives relating to risk management and regulatory compliance.

These objectives are embedded in the Charter of the Compensation Committee, and reflect the Company’s pay-for-performance philosophy for compensation of its executives. Each of the elements of the Company’s compensation program (base salary, annual incentive and long-term incentives) is designed to achieve one or more of these objectives, both in the short and long-term.

Compensation for the Named Executive Officers, and the balance of the executive officers, consists of a base salary, annual incentive which is discretionary, and a longer-term incentive in the form of stock options and restricted share unit grants. The Compensation Committee reviews and recommends base salary levels to the Board based on a number of factors, in order to enable the Company to attract, motivate and retain high quality executives who are critical to the Company’s long-term success. Annual incentive compensation is linked to achievement of individual and annual corporate objectives, thereby aligning interests of the executives with those of the Company’s shareholders. Long-term equity incentive compensation is intended to align the interests of executive officers with the longer term interests of shareholders.

Overall, the Company’s compensation strategy is to target compensation up to the 75th percentile of the Company’s defined peer group, factoring in experience and performance. Historically, the Company placed greater weight on short and long-term incentives to achieve the 75th percentile with respect to total compensation. The Company has offset increased base salaries with lower stock option/restricted share unit grants relative to prior years. As an executive officer’s level of responsibility and ability to influence Company operations and results increases, the mix of total compensation is weighted more heavily to pay at risk (annual incentive and long-term incentive), thereby further aligning the interests of executive officers with those of the Company’s shareholders.

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In 2014, a Supplemental Executive Retirement Plan (“SERP”) was approved and made effective January 1, 2014. Details of the plan are noted on page 33.

The Company’s annual performance and compensation review was led and conducted by the Compensation Committee in late 2014 and early 2015 with conclusions on 2015 base salaries determined at a Board meeting held on December 10, 2014 and conclusions on 2014 annual incentives determined at a Board meeting held on February 17, 2015. Decisions with respect to 2014 base salaries for the Named Executive Officers and other executive officers and 2013 annual incentives were made by the Board during the annual review meeting held on December 5, 2013. Decisions with respect to 2012 base salaries and 2012 annual incentives for the Named Executive Officers and other executive officers were made by the Board during the annual review meeting held on December 4, 2012.

Decisions with respect to 2014 long-term incentive grants were made by the Board of Directors on May 28, 2014. Decisions with respect to 2013 and 2012 long-term incentive grants were made by the Board of Directors on June 6, 2013 and July 30, 2012 respectively.

At the February 17, 2015 Board of Director meeting, the directors decided that for 2015, there would be no increases to base salaries for the executive team and no changes to annual retainers for the non-executive directors.

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Independent Advice: The Company paid the fees outlined below for independent compensation advisory services in conjunction with the annual executive compensation review for the years indicated.

Services	Associated Fees
2014 Executive Compensation-related Fees:

1. Hugessen Consulting Reviews:	Cdn$	14,388
(a) Director Compensation
(b) Executive Share Ownership
(c) Proxy Disclosure Update
(d) LTIP Grant Analysis

2013 Executive Compensation-related Fees:

1. Hugessen Consulting Reviews:	Cdn$	32,625
(a) Compensation Update Report
(b) NEO Analysis

2. Mercer 2013 Canada Mining Industry Survey	Cdn$	4,565

3. Hay Group, 2013 Global Mining Compensation Review	Cdn$	31,548

2012 Executive Compensation-related Fees:

1. Hugessen Consulting Review:	Cdn$	95,291
(a) review the total compensation strategy;
(b) review the comparator (peer) group;
(c) provide comparator compensation for the CEO, CFO, the three other NEOs and the balance of executive team; and
(d) review and comment on the competitiveness of the Company’s termination and severance policy with respect to termination without cause provisions.

2. Coopers Consulting	Cdn$	3,390.00

3. Hay Group	Cdn$	30,831.01

Hugessen Consulting, originally retained on August 17, 2012, did not provide any services to the Company or management other than, or in addition to, the services described above. The Compensation Committee must pre-approve other services provided by the compensation consultants at the request of management.

The Company did not participate in any compensation surveys in 2014.

The companies that were selected to be a part of the peer group were chosen based on their having characteristics similar to those of the Company with respect to some or all of the following: industry, revenue, net income and market capitalization. The peer group in the table below was originally selected by the Board in 2012 and was reviewed and approved once again by the Board in 2014.

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Company Name	Market Capitalization (US$000)(1)	Annual Revenue (US$)(1)	Number of Employees(2)
IAMGOLD Corporation	1,022,000	1,007,900	5,800
New Gold Inc.	2,169,600	726,000	1,662
Osisko Mining Corporation(3)	N/A	N/A	N/A
Pan American Silver	1,402,500	751,900	6,983
Lundin Mining Corporation	2,894,200	951,300	1,500
Detour Gold Corporation	1,293,700	535,800	423
Allied Nevada Gold	126,000	310,400	428
Centerra Gold Inc.	1,233,000	763,300	2,964
AuRico Gold Inc.	829,600	291,200	704
Hudbay Minerals Inc.	2,041,500	483,500	1,594
Alacer Gold Corporation	584,300	291,600	406
Semafo Inc.	714,600	169,900	2,400

(1)	Calculated as at December 31, 2014.
(2)	As reported in the 2014 Management Information Circulars.
(3)	Acquired on June 16, 2014.

The Board undertook a second review of the peer group for the 2015 compensation year and approved the following changes:

•	Removed Osisko Mining Corporation given it was acquired by Agnico Eagle and Yamana Gold on June 16, 2014 and subsequently became Osisko Gold Royalties.

•	Removed Lundin Mining given its acquisition of an 80% ownership stake in the Candelaria/Ojos del Salado copper mine from Freeport-McMoran Inc. It was determined to no longer have similar characteristics to those of the Company.

•	Removed Allied Nevada Gold as it filed for bankruptcy in March, 2015.

•	Added Primero Mining Corporation, First Majestic Silver Corporation and B2Gold Corporation as they have similar characteristics to those of the Company.

Base salary and annual incentive determinations for the 2014 year were made based on a 2013 report prepared by compensation consultant Hugessen Consulting. In 2014, the Board resolved to move the executive compensation timeline such that all compensation decisions will be made in February of each calendar year so that the Company’s year-end results can be factored into compensation decisions. Compensation decisions on base salary, annual incentive, each formerly made in December, and long-term incentive grants, formerly made in May or June, will now be made in February of each year.

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Key components of the Company’s compensation plan are discussed in greater detail below.

Base Salary

Base salaries provide executive officers with monthly remuneration based on the position and the required qualifications and skills to effectively perform the functions contained in the job description. Base salaries are also the determinant for other forms of compensation (annual incentive, long-term incentive, and pension) to the extent these are paid or granted as a percentage of base salary. Base salaries are intended to be internally equitable and externally competitive with the principal objectives being to attract candidates and retain and motivate existing executives and employees. Salaries are reviewed annually based on performance levels within the Company, and in comparison to base salaries for similar roles in peer group companies. The target base salary varies per executive role and actual base salaries reflect years of experience both within the industry, and in general, at the executive level, both technical and management skills, and performance level. The actual base salaries fall anywhere from below P25 (i.e. 25th percentile) up to the 75th percentile of the peer group and/or the market at large. Annual adjustments to base salary are assessed and recommended by the CEO (regarding other NEOs and executives) to the Compensation Committee and then recommended by the Compensation Committee to the Board for their final decision.

Non-Equity Annual Incentive

The Compensation Committee determines, on a discretionary basis, annual incentive awards or bonuses to be paid to the executive officers of the Company in respect of a financial year based on both individual and corporate performance, as well as the recommendations of the CEO (regarding other NEOs). Each executive officer is responsible for presenting specific individual goals and objectives to the Board for review and approval on an annual basis. The CEO approves, on a discretionary basis, annual incentives to be paid by the Company to all other eligible employees of the Company in respect of a financial year. Annual incentive targets are set based on peer group benchmarking, and an internal review for internal equity purposes. An annual incentive is provided as an element of total compensation to provide an incentive to achieve or exceed annual goals consistent with operating or financial metrics that can generally be improved on a year over year basis. The Company metrics are outlined in the table below under “Review of Recent Performance and Performance Objectives”. All executives other than the CEO have a 50:50 weighting of their individual and corporate metrics. The CEO is measured wholly on corporate metrics.

Long-Term Incentive Plans

In addition to the SARs and Option Plan described above, the Board adopted a restricted share unit (“RSU”) plan in April of 2013. Under the terms of the RSU plan, granted RSUs vest and are paid out in cash at the end of the third year following the year in which the grant was made, with each RSU having a value equal to the then current market price of one Alamos share. One of the objectives of the RSU plan is to further align the interests of executive officers with those of the Company’s shareholders, in that the value of their respective security holdings (RSUs and common shares) are entirely contingent on the Company’s share price performance. RSUs cannot not be sold or otherwise monetized by a grantee prior to the scheduled vesting date, other than in certain limited scenarios (including where an employee is terminated prior to the scheduled vesting date other than for cause pursuant to applicable employment legislation). In this way, the value of each RSU grant is linked to the market price of the Company’s shares on the TSX. The deferred vesting of RSUs also acts as a retention incentive, as grantees lose all rights to previously granted RSUs if they elect to resign prior to the relevant vesting date (which is at least three years following the grant date). In 2014, executive long-term incentive awards were divided equally between options and RSUs, based on dollar value, while non-executive employee grants were divided equally between SARs and RSUs.

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On an annual basis, the CEO, in consultation with management, makes recommendations on grants to executives of options, SARs and/or RSUs to the Compensation Committee and Board for their final decision. These recommendations are determined by referencing ranges that are based on the peer group benchmarked data and generally fall in the range of the 25th and 75th percentiles. Individual grants are determined by an assessment of an individual’s current and expected future performance, level of responsibility, and the ability of the position to influence Company performance and support the retention of executives in a competitive market. Awards are paid in alignment with the overall compensation strategy to pay its executives up to the 75th percentile. Grants to executives are typically made to new hires who qualify for option award grants based on the terms of their contract. The initial level of grant is generally higher than subsequent annual grants up to a ratio of 2:1. All grant awards are subject to a vesting period. No SARs were granted to any Named Executive Officer in 2014.

Pension Plans

The Board approved a Supplemental Executive Retirement Plan (“SERP”) for the Company’s executives which became effective on January 1, 2014. The plan is an unfunded, non-registered plan, also known as a retirement compensation arrangement (RCA). The Company is not required nor obligated to fund for the provision of any benefits under this SERP prior to the date the members’ benefit entitlements fall due. There are no physical assets or funds held in trust in connection with this unfunded SERP. The members are unsecured creditors of the Company with respect to balances in their members’ SERP Vested Accumulated Accounts.

The plan is administered by a Company-approved Authorized Administrative Agent. Each executive provides their Investment Direction in writing, which specifies the investment and percentages to be notionally invested in the Company-approved Allowable Investment Options.

SERP benefits are Canadian dollar denominated. Executives are eligible to participate in the SERP on the 1st of the month immediately following the completion of six (6) months continuous service. The SERP has a rolling vesting provision of two (2) years. The Company credits 12% of each executive’s annual earnings (base salary and annual incentive fee) to the members’ SERP Accumulation Sub-account. Executives are not permitted to make notional contributions to the SERP.

The value of each executive’s SERP Account will be determined by the Authorized Administrative Agent and will take into account the notional employer contributions and the investment earnings thereon.

In the case of a Change of Control, all unvested SERP Accumulation Sub-accounts vest immediately.

Upon retirement, which has been defined in the Plan as the 1st of the month following the 65th birthday of the executive (“Normal Retirement Date”), the executive is entitled to the SERP Total Accumulation Account. Should an executive retire prior to the Normal Retirement Date, the executive is entitled to the SERP Vested Accumulation Account. The Board has the discretion to deem the benefit entitlement to be the SERP Total Accumulation Account if an executive retires prior to the Normal Retirement Date.

Upon Total and Permanent Disability prior to the Normal Retirement Date, the executive’s benefit entitlement is to the SERP Total Accumulation Account. Upon resignation or termination from the Company, the executive’s benefit entitlement is the SERP Vested Accumulation Account. The Board has the discretion to deem the benefit entitlement to be the SERP Total Accumulation Account in the case of termination of employment.

If the Vested portion of the SERP Total Accumulation Account is less than $100,000 the benefit shall be provided in a lump-sum payment, less applicable withholding taxes. If the vested portion of the SERP Total Accumulation Account is $100,000 or more, the executive may receive the benefit as a lump-sum payment, less applicable withholding taxes, or a lump-sum contribution to a Retirement Compensation Arrangement (“RCA”) as defined under the Income Tax Act (Canada). This pension plan is complies with the Income Tax Act (Canada).

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The table below outlines the notional value of each NEO’s account as at December 31, 2014 in US$ converted at the year-end 2014 exchange rate Cdn$1.00=US$0.8620.

Name	Accumulated Value at Start of Year	Compensatory	Accumulated Value at Year-end ($US)
John A. McCluskey	—	$113,605	$113,605
James Porter	—	$56,807	$56,807
Manley Guarducci	—	$70,654	$70,654
Charles Tarnocai	—	$39,287	$39,287
Andrew Cormier	—	$36,069	$36,069

Employee Share Purchase Plan

On April 1, 2014, the Board approved an Employee Share Purchase Plan (“ESPP”) which allows executives and employees in Canada the opportunity to participate once having completed six months of continuous service. The plan is designed to encourage employee savings through ownership of the common shares of the Company. Alamos believes the plan will aid in attracting, retaining, and encouraging employees to acquire an ownership interest in the Company. The effective date of the ESPP is January 1, 2015.

The participant may elect to contribute between one and five percent of their base salary to a personal account and the Company will match the contribution in an amount equal to 50% of the participant’s contribution. Participant contributions vest immediately while the Company contributions are restricted to the participant from sale or withdrawal for one year from the date of the contribution.

The plan limits the number of contribution changes to two times in one calendar year and equally limits withdrawals to no more than twice in a calendar year. Any withdrawals in excess of twice per year will cause a suspension of Company contributions for a period of six months.

Employee and corresponding Company matching contributions are sent to a third party administrative agent as soon as practicable after the last day of each contribution period, at which time the administrative agent will record the amounts in each personal account. The funds are then used to purchase shares through normal market purchases. The administrative agent then allocates the applicable shares on a full or fractional share basis to each personal account. Any funds in the personal account as a result of dividend credits are held in the account on a non-interest bearing basis.

A participant’s participation in the ESPP will terminate if they resign or are terminated from the Company, if the participant withdraws all shares or monies held in their personal account, or if the participant makes no contributions for a period of twelve months.

In the case of a withdrawal, either share certificates will be issued in the employee’s name, or will be sold or the proceeds distributed to the employee.

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Managing Compensation-Related Risk

The Board and the Compensation Committee have an active role in risk oversight regarding the Company’s compensation policies and practices. They consider all factors related to an executive’s performance and regularly assess, as part of their respective deliberations, the risk implications of the Company’s compensation policies and practices, including the potential for any inappropriate or excessive risk-taking by its executive officers, in determining compensation. The Company uses the following practices to discourage inappropriate or excessive risk-taking by directors and executive officers:

•	The Compensation Committee avoids compensation policies which encourage excessive risk taking, such as compensation policies that allow pay out before the risks associated with the performance are likely to materialize, and policies that do not include regulatory compliance and risk management as part of their performance metrics. In the Compensation Committee’s view, compensation outcomes must be symmetric with risk outcomes. Variable compensation for senior executives is considered more risk-aligned when it is deferred. Specifically, the payout for the executive should be deferred until the long-term impact of the action that is taken can be assessed and determined.

•	Incentive compensation awards are based upon achievement of both corporate and personal objectives, and are not inordinately weighted to any single metric, which in the Company’s view could be distortive. Compensation packages consist of an appropriate mix of fixed and performance based compensation, with short and long term performance conditions.

•	Each director and executive officer of the Company is required to comply with the minimum equity ownership requirements of the Company (see “Alamos Minimum Equity Ownership Requirement”).

•	The Compensation Committee has discretion in assessing the annual incentive awards paid to executive officers of the Company, based on both individual and corporate performance.

•	The long-term incentives available to executives (Options and RSUs) are subject to gradual vesting provisions, such that the interests of grantees remain aligned with those of shareholders for a longer period, including with respect to the impact of their decisions on the Company’s share price performance.

•	The Board has adopted an Anti-Hedging Policy which prohibits directors and executive officers from purchasing financial instruments (including prepaid variable forward contracts, equity swaps, collars, or units of exchange traded funds) that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by a director or executive officer.

•	The Board has adopted an Executive Compensation Claw-back Policy concerning awards made under the Company’s incentive plans. Under this policy, which applies to all executives, the Board may, in its sole discretion, to the full extent permitted by governing laws and to the extent it determines that it is in the Company’s best interest to do so, require reimbursement of all or a portion of incentive compensation received by an executive in certain circumstances. Specifically, the Board may seek reimbursement of full or partial compensation from an executive or former executive officer in situations where:

•	the amount of incentive compensation received by the executive or former executive officer was calculated based upon, or contingent on, the achievement of certain financial results that were subsequently the subject of, or affected by, a restatement of all or a portion of the Company’s financial statements;

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•	the executive officer engaged in gross negligence, intentional misconduct or fraud that caused or partially caused the need for the restatement; and

•	the incentive compensation payment received would have been lower had the financial results been properly reported.

Summary of Compensation

The following table is a summary of compensation paid to the Named Executive Officers for the financial years ended December 31, 2014, 2013, and 2012. All figures are in United States dollars unless otherwise indicated. Compensation earned in Canadian dollars has been converted into United States dollars at the average 2014 exchange rate of Cdn$1.00 = US$0.9053. The value of option-based awards is translated into United States dollars at the exchange rate in effect on the date of the option grant.

Name and Principal Position	Year	Salary ($)	Share- based Awards ($)(1)	Option- based Awards ($)(2)	Non-equity Annual Incentive Plans ($)(3)	Pension Value ($)	All other Compensation ($)(4)	Total Compensation ($)
John A. McCluskey President and Chief Executive Officer	2014	633,710	711,363	770,336	327,945	119,312	10,313	2,572,979
	2013	631,150	1,010,360	954,691	580,658	N/A	6,074	3,182,933
	2012	597,749	N/A	1,370,160	584,300	N/A	8,303	2,560,512
James Porter Chief Financial Officer	2014	316,855	283,592	308,135	172,290	59,661	3,523	1,144,056
	2013	291,300	333,268	315,083	196,628	N/A	1,953	1,138,231
	2012	269,887	N/A	548,065	187,234	N/A	2,394	1,007,580
Manley Guarducci Vice President and Chief Operating Officer	2014	407,385	283,592	308,135	209,355	74,203	2,501	1,285,171
	2013	422,385	333,268	315,083	331,572	N/A	—	1,402,308
	2012	415,825	N/A	685,081	299,394	N/A	2,394	1,402,694
Charles Tarnocai Vice President Corporate Development	2014	253,484	154,553	166,907	80,798	41,260	1,451	698,453
	2013	262,170	250,328	236,192	163,856	N/A	1,133	913,679
	2012	269,887	N/A	548,065	106,268	N/A	—	924,220
Andrew Cormier(5) Vice President Construction and Development	2014	256,200	151,192	166,907	53,802	37,881	2,046	668,028
	2013	248,881	N/A	597,425	82,858	N/A	2,194	931,359
	2012	—	—	—	—	N/A	—	—

(1)	The grant date fair value of Share-based awards for 2014 was calculated using a Black-Scholes option pricing model, applying the following key inputs:

Risk-free rate	1.4% - 1.5%
Expected dividend yield	2.08% - 2.64%
Expected stock price volatility	42% - 44%
Expected option life, based on terms of the grants (months)	43

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(2)	The grant date fair value of option-based awards for 2014 was calculated using a Black-Scholes option pricing model, applying the following key inputs:

Risk-free rate	1.1% - 1.4%
Expected dividend yield	2.33%
Expected stock price volatility	43%
Expected option life, based on terms of the grants (months)	30-60

Key inputs used in the valuation of 2013 and 2012 stock option grants are as disclosed in the Management Information Circulars filed May 2, 2014, and May 13, 2013 respectively. Option pricing models require the input of highly subjective assumptions, particularly as to the expected volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and, therefore, it is management’s view that the existing models may not provide a single reliable measure of the fair value of the Company’s stock option grants. The Company uses an option-pricing model because there is no market for which employee options may be freely traded. Readers are cautioned not to assume that the value derived from the model is the value that an employee might receive if the options were freely traded, nor assume that these amounts are the same as those reported for by the employee as income received for tax purposes.
(3)	Represents annual bonus payments made in cash in the years indicated.
(4)	Consists of Company-paid parking and extended medical.
(5)	Mr. Andrew Cormier joined Alamos on February 1, 2013. The salary reported in 2013 is the pro-rated salary for his period of employment. Mr. Cormier’s stock option grant in 2013 was an initial grant upon commencement of employment with the Company.

CEO Compensation

The table below outlines key metrics with respect to CEO total compensation. Relative to the Company peer group, the CEO differential of 2.0 times that of the next highest-paid NEO falls between the median and P75 while CEO compensation as a percentage of three year earnings relative to the peer group falls below the median.

Differential between CEO Total Compensation and Next Highest NEO	Total Compensation of the CEO as a Percentage of 2014 Earnings ($-2.1M)	Total Compensation of the CEO as a Percentage of 3 Year Average Earnings
2.0x	N/A	5.4%

As shown in the table below, when comparing the CEO pay ranking relative to performance ranking, the three-year CEO compensation (pay ranking) is at the peer median while the Company’s relative total shareholder return (performance ranking) was above median.

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Review of Recent Performance and Performance Objectives

The annual incentive plan is structured to recognize individual and Company-wide performance. Goal achievement equates to a 100% target payout, while exceeding goals is recognized by a target payout of up to 200%. Individual goal recognition is determined in concert with overall corporate performance. Equally, the Board has the discretion to recognize goals that are not fully achieved but would be paid at a threshold level (below target). Target annual incentive payout levels are expressed in ranges and as percentages of base salary.

The NEOs are measured on their individual goals and on the corporate metrics which are set out in the table below. For all NEOs except for the CEO, individual and corporate metrics are weighted equally (50:50). The President and CEO, John McCluskey, however, is evaluated on the achievement of corporate metrics only.

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The Compensation Committee and the Board considered the individual and corporate goals and results for 2014 and determined that the overall corporate performance was rated at 45% of target bonus. As a result, the CEO’s bonus was paid at 51.75% of his base salary (target bonus is 115% of base salary). Bonuses (corporate and individual metrics) for the balance of the NEOs were paid as follows:

Name and Principal Position	Target Bonus as a % of Base Salary	Actual Bonus Paid as % of Base Salary
Manley Guarducci, VP and COO	90%	51.4%
James Porter, CFO	75%	54.4%
Charles Tarnocai, VP, Corporate Development	75%	31.9%
Andrew Cormier, VP, Construction and Development	40%	21%

Chief Executive Officer (“CEO”)

The Chief Executive Officer is to be the leader of an effective and cohesive management team, set the tone for the Company by exemplifying consistent values of high ethical standards and fairness, lead the Company in defining its vision, be the main spokesperson for the Company, and bear chief responsibility for ensuring the Company achieves its short, mid and long-term operational and strategic objectives. The CEO works with, and is accountable, to the Board of Directors of the Company in designing and executing the Company’s strategic plan. Mr. McCluskey’s bonus in 2014 was also based on the effectiveness of his leadership of the Company through each of the major initiatives undertaken by the organization in 2014, including continued advancement of the Company’s growth pipeline and preservation of the Company’s financial strength.

Chief Financial Officer (“CFO”)

The CFO reports to the CEO and manages the Company`s financial reporting, internal control, treasury and information technology functions and shares responsibility for managing the investor relations function. The CFO is responsible for monitoring and maintaining the Company’s financial strength, ensuring adequate liquidity, managing counterparty arrangements, achieving return on investment targets, reviewing and implementing tax savings opportunities, analyzing and structuring merger opportunities initiatives and financial disclosure. Mr. Porter’s bonus in 2014 was based on successful achievement of his performance objectives, including the implementation of a number of tax planning and cost savings initiatives that benefited the Company. In addition, Mr. Porter implemented a new investment policy in 2014 and successfully transitioned certain treasury functions to the Vice President, Finance. Additionally, Mr. Porter completed the Company’s share buy-back initiative repurchasing 563K shares in 2014, and maintained balance sheet strength so as to enable the Company to maintain a dividend.

Vice President and Chief Operating Officer (“COO”)

The COO contributes to the establishment of the Company’s operational, financial, and sustainability objectives. Mr. Guarducci’s bonus in 2014 was based on his contributions to the Company’s acquisitions of the La Yaqui & Cerro Pelon projects, the transition to underground mining at San Carlos, and achieving cost guidance objectives. In addition, the Company maintained a qualified workforce in all locations and key operational targets such as safety were exceeded during the year.

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Vice President, Construction and Development

The VP of Construction and Development is responsible for overseeing all major mine construction projects for the Company, developing execution plans for mine construction projects in compliance with ISO standards, providing technical and operational leadership to capital project teams to ensure cost effectiveness and timely delivery, and identifying and managing key risks in relation to all construction projects. Mr. Cormier’s bonus in 2014 was based on receiving an EIA positive decision for the Aği Daği Project, defending the Kirazli EIA positive decision, furthering the engineering for the Esperanza project and obtaining the exploration drill permit for the Quartz Mountain Project.

Vice President, Corporate Development

During 2014, the Vice President, Corporate Development was responsible for the Company’s corporate development initiatives. Mr. Tarnocai’s bonus in 2014 was based on his contributions to the development of the strategic plan for growth of the Company, together with the management team, identification, review, and recommendation of M&A opportunities, optimization of our production and growth pipeline, in conjunction with the operations group, and presentation of the Company’s resource and reserve statement, in conjunction with the exploration group.

Corporate Metrics

Below is a summary of the key corporate metrics applied in determining the 2014 bonus awards. The results reported under the “2014 Results” column were those achieved in the period January 1, 2014 to December 31, 2014.

Corporate Metric	2014 Plan	Weighting	2014 Results	2014 Rating
Share Price Performance

• YTD Share Price vs. Peer Group	Outperform Peer Group		AGI share price -35% vs.: peer group at 11% TSX

• TSX Global Gold Index	Outperform Index		Global Gold Index -7%

• Total Shareholder Return	Maintain dividend and repurchase shares	30%	Maintained dividend	0%

• Analyst Sentiment	Outperform Analyst Expectations		18 Analysts at year-end; 10 buy ratings & 8 hold ratings

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Corporate Metric	2014 Plan	Weighting	2014 Results	2014 Rating

Growth/Corporate Development

• Replace Reserves/Resource Growth	Replace mined out contained ounces & increase resources		Target not achieved

• Internal Growth and Project Advancement	Secure surface rights to Cerro Pelon and La Yaqui and advance Turkish and Mexican development projects	30%	Completed	11%

• M&A	Acquire producing asset or fully-permitted development project		Target not achieved

Financial

• Earnings Per Share (basic, after tax)	$0.00 EPS		($0.01) per share

• Net Earnings (After Tax)	$0.03M		($1.9M)

• Return on Average Assets (excluding cash and short-term investments)	0%	20%	0%	20%

• Return on Equity	0%		0%

Operational

• Gold Production	150,000 – 170,000		140,500

• Cash Operating Cost per Ounce of Gold Sold	$630 – $670		$639

• All-In Sustaining Cost per Ounce of Gold Sold	$960 – $1,000		$1,022

• Safety – frequency	Zero		4 LTAs (down from 10 LTAs in 2013

• Safety – Severity	Declining trend

• Environmental/Sustainability		20%	Achieved	14%

• Reportable incidents to environmental authorities	Zero

• Compliance with budgeted water discharge limits	5 – 10 U (pH), 1.0 mg/lt. 0.2ppm MCLG

• Air quality never to exceed the limits	120 u g/m3

• Reclamation objectives	50K trees planted and 10 Ha Reclaimed

Total				45%

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Incentive Plan Awards

Stock Option Plan

The Company’s Stock Option Plan (the “Option Plan”) is a key component of total compensation whereby the Company provides its officers with the incentive to achieve the Company’s goal of price appreciation for its common shares. Each officer plays a critical role in achievement of the Company’s operational, financial and other objectives which can result in share price appreciation. Each officer is awarded an option package on entering service and annual grants are reviewed by the Board. The Company does utilize the initial value of a grant, as determined using the Black Scholes option pricing model, to evaluate executive compensation given this is a common practice amongst the Company’s peer group. The Board recognizes that the value of this element of compensation is abnormally high in the year an executive is appointed to his or her position as a result of the initial grant.

The Option Plan was initially established and approved in 2003 to allow the Company to grant stock options to directors, officers, employees and consultants of the Company and its subsidiaries and affiliates. The Option Plan was most recently approved by the Board on April 24, 2012 and by shareholders on May 31, 2012.

The number of stock options which may be issued under the Option Plan in the aggregate and in respect of any financial year is limited under the terms of the Option Plan and cannot be increased without shareholder approval. Stock options granted to officers have a five-year term and are exercisable at a price determined by the Board in accordance with the Option Plan, at the time any option is granted. In no event shall such price be lower than the price permitted by the Toronto Stock Exchange (the “TSX”) and any stock exchange or exchanges or regulatory agency having jurisdiction. See “Securities Authorized for Issuance under Equity Compensation Plans” below for further details of the Option Plan.

In 2013, the Company ceased granting stock options to directors.

Starting in 2014, an executive’s long-term incentive award value is divided equally between stock options and restricted share units.

Option Re-pricing

No options held by the Named Executive Officers are permitted to be, or were, re-priced downward during the Company’s most recently completed financial year ended December 31, 2014.

Stock Appreciation Rights (“SARs”)

In 2011, the Board approved a cash-settled stock appreciation rights plan (the “SARs Plan”) to grant incentive SARs to directors, officers, employees and consultants of the Company or any of its subsidiaries and affiliates. A cash-settled stock appreciation right (“SAR”) entitles a participant to receive cash consideration equal to the appreciation in value of the Company’s common shares over a certain period of time. The term and vesting provisions of SARs are authorized by the Board at the time of the grant. Following amendments to the SARs Plan made by the Board in 2012, SARs granted under the SARs Plan are exercisable for a five-year period, vesting 1/3 on the anniversary of the date of grant, and 1/3 at each twelve month interval following the date of grant, until fully vested. The strike price of a SAR cannot be lower than the market price of the common shares of the Company at the date of the grant of the SAR, where market price is the closing price of the Company’s common shares on the TSX on the business day on which the grant of the SAR is approved by the Board.

SARs are cash-settled liabilities, which are initially valued and re-measured at each reporting date using the Black-Scholes option-pricing method. At the settlement date, the SARs liability is re-measured to the intrinsic value or cash payment required to settle the SARs liability. Changes in the fair value of the SARs liability are recognized as an expense within share-based compensation in the Statements of Comprehensive Income. No SARs were granted to any Named Executive Officer in 2014.

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Value Vested or Earned During Year

The following table sets out the value vested or earned for all incentive plan awards held by Named Executive Officers during the year ended December 31, 2014. Values are in United States dollars converted at the average rate for 2014 of Cdn$1.00 = US$0.9053 for vested amounts.

Name	Value Vested Option-based awards during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year (US$)
John A. McCluskey	—	—	327,945
Manley Guarducci	—	—	209,355
James Porter	—	—	172,290
Charles Tarnocai	—	—	80,798
Andrew Cormier	—	—	53,802

Outstanding Share-based Awards and Option-based Awards

The following tables set out the outstanding option-based awards (including SARs) and share-based awards (including RSUs) held by the Named Executive Officers as at December 31, 2014. Values are in United States dollars converted at year-end rate for 2014 of Cdn$1.00 = US$0.8620 for unexercised value.

Name	Option-based Awards (includes SARs)
	Number of securities underlying unexercised options	Option exercise price (Cdn$)	Option expiration date (dd/mm/yyyy)	Value of unexercised in-the-money options(1) (US$)
John McCluskey	600,000	14.92	02/06/2015	—
	300,000	14.24	12/05/2016	—
	250,000	16.30	30/07/2017	—
	202,100	15.08	06/06/2018	—
	300,000	9.17	28/05/2019	—
Manley Guarducci	320,000	14.92	02/06/2015	—
	150,000	14.24	12/05/2016	—
	125,000	16.30	30/07/2017	—
	66,700	15.08	06/06/2018	—
	120,000	9.17	28/05/2019	—
James Porter	180,000	14.92	02/06/2015	—
	75,000	14.24	12/05/2016	—
	100,000	16.30	30/07/2017	—
	66,700	15.08	06/06/2018	—
	120,000	9.17	28/05/2019	—

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Name	Option-based Awards (includes SARs)
	Number of securities underlying unexercised options	Option exercise price (Cdn$)	Option expiration date (dd/mm/yyyy)	Value of unexercised in-the-money options(1) (US$)
Charles Tarnocai	100,000	14.92	02/06/2015	—
	100,000	14.24	12/05/2016	—
	100,000	16.30	30/07/2017	—
	50,000	15.08	06/06/2018	—
	65,000	9.17	28/05/2019	—
Andrew Cormier	125,000	15.42	01/02/2018	—
	65,000	9.17	28/05/2019	—

(1)	Calculation based on the closing price of the Company’s common shares on the TSX at December 31, 2014 of Cdn$8.30.

Name	Share-based Awards
	RSUs Outstanding	Number of Vested RSUs	Market Value of Vested RSUs	Market Value Of Unvested RSUs(1) not paid out (US$)
John McCluskey	151,974	—	—	1,087,314
Manley Guarducci	55,943	—	—	400,249
Jamie Porter	55,943	—	—	400,249
Charles Tarnocai	35,076	—	—	250,957
Andrew Cormier	17,959	—	—	128,486

(1)	Calculation based on the closing price of the Company’s common shares on the TSX at December 31, 2014 of Cdn$8.30 converted at Cdn$1.00=US$0.8620 year end 2014 exchange rate.

Gains Realized on Stock Options Exercised by NEOs in 2014

There was no realized gains on stock options exercised by the NEOs during the 2014 year.

Termination and Change of Control

As at December 31, 2014, the Company had employment agreements with each of the Named Executive Officers, as detailed below.

John A. McCluskey, President and CEO

Mr. John A. McCluskey acts as President and CEO of the Company pursuant to an employment agreement with the Company dated November 1, 2004. In 2014, he received an annual base salary of Cdn$700,000 payable in equal semi-monthly installments. In addition, he participates in the Company’s medical, dental and fitness benefit program offered to all its employees in Canada. As an officer, he also receives annually an additional Cdn$2,000 medical benefit allowance as part of an executive medical plan established in 2010. Mr. McCluskey also has an annual medical benefit with a private healthcare provider valued at Cdn$5,249 per annum. His compensation is reviewed annually by the Board, and may be increased at the Board’s discretion each year. Mr. McCluskey is also eligible for a discretionary annual cash bonus. Mr. McCluskey is entitled to 28 calendar days of paid vacation each year.

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The term of Mr. McCluskey’s engagement is indefinite. If Mr. McCluskey is terminated without cause, he is entitled to receive any compensation owed and expenses incurred up to the date of termination plus a termination payment equal to 24 months’ base salary plus two additional months for each year subsequent to the first year of his engagement. If Mr. McCluskey has his engagement as President and CEO terminated as a result of a change of control of the Company, he has 30 days to serve notice to the Company upon which he is entitled to receive any compensation owed and expenses incurred up to the date of termination plus a termination payment of 3 year’s base salary.

James Porter, CFO

Mr. James Porter acts as CFO of the Company pursuant to a revised employment agreement with the Company dated November 7, 2012. In 2014, he received an annual salary of Cdn$350,000 payable in equal semi-monthly installments. In addition, he participates in the Company’s medical, dental and fitness benefit program offered to all its employees in Canada. As an officer, he also receives an annual benefit allowance of Cdn$2,000 as part of an executive medical plan established in 2010. Mr. Porter also has an annual medical benefit with a private healthcare provider valued at Cdn$2,763 per annum. His compensation is reviewed annually by the CEO and the Board, and may be changed at its discretion each year. Mr. Porter is also eligible for a discretionary annual cash bonus. Mr. Porter is entitled to 4 weeks of paid vacation each year.

The term of Mr. Porter’s engagement is indefinite. If Mr. Porter’s engagement is terminated without cause, he is entitled to receive any compensation owed and expenses incurred up to the date of termination plus a termination payment of twelve (12) months base salary for a period of employment less than twelve (12) months plus two (2) additional months for each subsequent year of employment to a maximum severance of twenty-four (24) months, in addition to an amount equivalent to one (1) year’s incentive bonus based on the average of the prior three (3) years, plus an amount equal to the value of benefits paid for by the Company in the prior year. If Mr. Porter’s engagement is terminated as a result of a change of control of the Company, he or the Company has 60 days to serve notice upon which he is entitled to receive a lump sum termination fee equal to twenty-four (24) months of base salary, plus an amount on account of the annual incentive bonus equivalent to one (1) year’s incentive bonus based on the average of the prior three (3) years, plus an amount equal to the value of benefits paid for by the Company in the prior year.

Manley Guarducci, Vice President and COO

Mr. Manley Guarducci acts as Vice President and COO of the Company pursuant to a revised employment agreement with the Company dated November 7, 2012. In 2014, he received an annual salary of Cdn$450,000 payable in equal semi-monthly installments. In addition, he participates in the Company’s health benefit program offered to all its employees in Canada. As an officer, he also receives an additional annual Cdn$2,000 benefit allowance as part of an executive medical plan established in 2010. Mr. Guarducci has an annual medical benefit with a private healthcare provider valued at Cdn$2,763. His compensation is reviewed annually by the CEO and the Board, and may be changed at its discretion each year. Mr. Guarducci is also eligible for a discretionary annual cash bonus. Mr. Guarducci is entitled to 4 weeks of paid vacation each year.

The term of Mr. Guarducci’s engagement is indefinite. If Mr. Guarducci’s engagement is terminated without cause, he is entitled to receive any compensation owed and expenses incurred up to the date of termination plus a termination payment of twelve (12) months base salary for a period of employment less than twelve (12) months plus two (2) additional months for each subsequent year of employment to a maximum severance of twenty-four (24) months, in addition to an amount equivalent to one (1) year’s incentive bonus based on the average of the prior three (3) years, plus an amount equal to the value of benefits paid for by the Company in the prior year. If Mr. Guarducci’s engagement is terminated as a result of a change of control of the Company, he or the Company has 60 days to serve notice upon which he is entitled to receive a lump sum termination fee equal to twenty-four (24) months of base salary, plus an amount on account of the annual incentive bonus equivalent to one (1) year’s incentive bonus based on the average of the prior three (3) years, plus an amount equal to the value of benefits paid for by the Company in the prior year.

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Charles Tarnocai, Vice President Corporate Development

Mr. Charles Tarnocai acts as Vice President, Corporate Development pursuant to an employment agreement dated November 7, 2012. In 2014, he received annual compensation of Cdn$280,000 payable in equal monthly installments, and participated in the Company’s medical and dental benefit program offered to all its expatriate employees. Mr. Tarnocai is eligible for a discretionary annual cash bonus. Mr. Tarnocai is entitled to four weeks of paid vacation each year.

The term of Mr. Tarnocai’s engagement is indefinite. If Mr. Tarnocai’s engagement is terminated without cause, he is entitled to receive any compensation owed and expenses incurred up to the date of termination plus a termination payment of twelve (12) months base salary for a period of employment less than twelve (12) months plus two (2) additional months for each subsequent year of employment to a maximum severance of twenty-four (24) months, in addition to an amount equivalent to one (1) year’s incentive bonus based on the average of the prior three (3) years, plus an amount equal to the value of benefits paid for by the Company in the prior year. If Mr. Tarnocai’s engagement is terminated as a result of a change of control of the Company, he or the Company has 60 days to serve notice upon which he is entitled to receive a lump sum termination fee equal to twenty-four (24) months of base salary, plus an amount on account of the annual incentive bonus equivalent to one (1) year’s incentive bonus based on the average of the prior three (3) years, plus an amount equal to the value of benefits paid for by the Company in the prior year.

Andrew Cormier, Vice President, Construction and Development

Mr. Andrew Cormier acts as Vice President of Construction and Development of the Company pursuant to an employment agreement with the Company dated December 21, 2012. In 2014, he received annual compensation of Cdn$283,000 payable in equal semi-monthly installments and participated in the Company’s health benefit program offered to all its employees in Canada. As an officer, he also receives an additional annual Cdn$2,000 benefit allowance as part of an executive medical plan established in 2010. His compensation is reviewed annually by the CEO and the Board, and may be changed at its discretion each year. Mr. Cormier is eligible for a discretionary annual cash bonus. Mr. Cormier is entitled to 4 weeks of paid vacation each year.

The term of Mr. Cormier’s engagement is indefinite. If Mr. Cormier’s engagement is terminated without cause, he is entitled to receive any compensation owed and expenses incurred up to the date of termination plus a termination payment of twelve (12) months base salary for a period of employment less than twelve (12) months plus two (2) additional months for each subsequent year of employment to a maximum severance of twenty-four (24) months, an amount equivalent to one (1) year’s incentive bonus based on the average of the prior three (3) years, plus an amount equal to the value of benefits paid for by the Company in the prior year. If Mr. Cormier’s engagement is terminated as a result of a change of control of the Company, he or the Company has 60 days to serve notice upon which he is entitled to receive a lump sum termination fee equal to twelve (12) months of base salary, plus an amount on account of the annual incentive bonus equivalent to one (1) year’s incentive bonus based on the average of the prior three (3) years, plus an amount equal to the value of benefits paid for by the Company in the prior year.

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Payments on Change of Control (1)

In the event of a Change of Control, the following payments would be made to the NEOs as at December 31, 2014 and presented in United States dollars converted at the year-end 2014 exchange rate of Cdn$1.00=US$0.862:

Name	Base Fee	3-Year Average Bonus	Benefits	SERP	Option-based Awards	Share-based Awards(2)	Total (US$)
John McCluskey	1,810,200	—	13,614	113,606	—	1,087,314	$3,013,975
Manley Guarducci	775,800	250,627	11,706	70,655	—	400,249	$1,502,345
James Porter	603,400	166,890	11,784	56,808	—	400,249	$1,233,751
Charles Tarnocai	482,720	104,680	9,337	39,287	—	250,957	$883,260
Andrew Cormier	243,946	62,393	7,324	36,070	—	128,486	$474,802

(1)	Calculation based on the terms under Change of Control, assuming the event occurred on December 31, 2014.
(2)	Calculation based on the closing price of the Company’s common shares on the TSX at December 31, 2014 of Cdn$8.30 converted Cdn$1.00=US$0.8620 year end 2014 exchange rate

Payments on Termination Without Cause (1)

In the case of a termination, the following payments would be made to the NEOs as at December 31, 2014 and presented in United States dollars converted at the year-end 2014 exchange rate of Cdn$1.00=US$0.862:

Name	Base Fee	3-Year Average Bonus	Benefits	SERP	Option-based Awards	Share-based Awards(2) (3)	Total (US$)
John McCluskey	2,212,467	—	13,614	—	—	314,258	$2,540,339
Manley Guarducci	775,800	250,627	11,706	—	—	110,498	$1,148,631
James Porter	603,400	166,890	11,784	—	—	110,498	$892,572
Charles Tarnocai	482,780	104,680	9,337	—	—	74,829	$596,797
Andrew Cormier	284,604	62,393	7,324	—	—	21,127	$375,448

(1)	Calculation based on the terms of a termination without cause, assuming the termination occurred on December 31, 2014.
(2)	Calculation based on the closing price of the Company’s common shares on the TSX at December 31, 2014 of Cdn$8.30 converted at Cdn$1.00=US$0.8620 year end 2014 exchange rate. Calculated based on a pro-ration of the unvested RSUs as at the date of termination.
(3)	Only the payments listed in “Share-based awards” would be payable to the NEO’s on retirement or resignation.

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PERFORMANCE GRAPH

The Company’s shares were listed for trading on the TSX on June 18, 2004 (trading symbol “AGI”). The following graph compares the yearly percentage change in the cumulative total shareholder return of the Company’s common shares with the S&P/TSX Composite Index and the S&P/Capped Gold Index for the period from January 1, 2010 to December 31, 2014 assuming a $100 investment in its common shares.

Comparison of Cumulative Total Return since January 1, 2010 between the Company’s Shares,

S&P/TSX Composite Index and S&P/TSX Global Gold Index

Over the period of 2010 to 2013, the Company share price consistently outperformed the S&P/TSX Global Gold index however from mid-2013 onward, or to end of current period, the Company underperformed the S&P/TSX Composite Index. Over this period the total compensation paid to NEOs has varied due to many factors including overall company performance, and the value of option and share-based awards granted, which in turn were based on market data. As executive compensation is paid in CAD, the foreign exchange rate used to report executive compensation in USD each year was also a factor. As reported in the Summary Compensation Table, above, NEO compensation has fluctuated but, overall, total compensation for three of the five NEOs decreased, while total compensation for one NEO increased slightly. CEO compensation fluctuated based on Company performance and is in line with Total Shareholder Return as noted in the CEO Compensation section of this document.

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PART FIVE – OTHER INFORMATION

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth as at December 31, 2014, the number of securities authorized for issuance under the Option Plan which was last ratified, confirmed and approved by the shareholders of the Company on May 31, 2012.

Equity Compensation Plan Information

Plan Category	Maximum number of securities available to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	4,741,300(1)	Cdn$14.04	3,276,324(2)
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	4,741,300	Cdn$14.04	3,276,324

(1)	This figure represents the total number of options granted and outstanding as at December 31, 2014.
(2)	The Board approved amendments to the Option Plan on April 24, 2012 which reduced the number of shares issuable under the Option Plan to 7% of the total number of issued and outstanding shares of the Company from time to time. As at April 27, 2015, a total of 8,915,024 shares are available for issuance under the Option Plan. As 5,638,700 options are outstanding as at April 27, 2015, 3,276,324 shares remain available for future issuance under the Option Plan.

Option Based Awards

Share Options – As noted above, options are a variable component of compensation, the granting of which is determined by the Board following its receipt of the recommendation of the Compensation Committee. The Compensation Committee bases its recommendation on its assessment of the Company’s performance, relative shareholder return, the value of similar incentive awards to executive officers at comparable companies and previous option awards to such officers in past years. Additional factors relevant to these considerations include achievement of sustained, long-term profitability and other identified corporate objectives as well as the executive officer’s personal performance objectives. Share options also provide a focus on share price performance and facilitate executive ownership of common shares. Pursuant to the terms of the Option Plan, a maximum of 8,915,024 common shares may be granted to directors, officers and employees of the Company or its subsidiaries, which represents approximately 7% of the Company’s total issued and outstanding common shares as at April 27, 2015. The price at which options may be granted is the closing price of common shares on the TSX during the trading day on which the options are granted. Options may be granted for a period of not less than 5 years with vesting of 33.33% on the anniversary of the date of the grant and 33.33% each year thereafter, to be 100% vested after 3 years. No option shall be exercised after the employment of the option holder ceases with the Company or its subsidiaries, subject to certain limited exceptions. Options shall not be granted to an individual if such options, together with all other options then held by such individual, would upon exercise result in the issue to such individual of more than 5% of the common shares then outstanding. No options granted under the Option Plan are assignable otherwise than by testamentary disposition or pursuant to the laws of succession. Under no circumstances will any option be re-priced, backdated, replaced, extended or otherwise altered, including, without limitation, so as to improve the value of any “out of the money” options. Any amendment to the Option Plan or options granted will not become effective until regulatory and shareholder approval has been received. As of December 31, 2014, options to purchase 14,548,583 common shares had been exercised representing 11% of the issued and outstanding common shares, and options to purchase 4,741,300 common shares were outstanding under the Option Plan, representing 4% of the issued and outstanding common shares.

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In 2014, a total of 835,000 stock options were granted, representing 1% of the Company’s total issued and outstanding common shares as at December 31, 2014.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At no time during the financial year ended December 31, 2014 was any director or executive officer of the Company, proposed management nominee for election as a director of the Company or each associate or affiliate of any such director, executive officer or proposed nominee indebted to the Company or any of its subsidiaries or was indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular and other than with respect to transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or officers of the Company, proposed management nominees for election as a director of the Company, shareholders beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company or any associate or affiliate of any of the foregoing persons has during the Company’s last completed financial year ended December 31, 2014, any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS OF NAMED EXECUTIVE OFFICERS

Management functions of the Company are substantially performed by directors or executive officers of the Company, and not, to any substantial degree, by any other person with whom the Company has contracted.

AUDIT COMMITTEE

Information concerning the Company’s Audit Committee is set out under the heading “Audit Committee” in the Company’s Annual Information Form (“AIF”) dated March 30, 2014 which contains information for the year ended December 31, 2014. The AIF may be obtained from SEDAR under the Company’s profile at www.sedar.com.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who has been a director or executive officer of the Company at any time since January 1, 2014 (being the commencement of the Company’s last completed financial year), and no shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, in any matter to be acted upon at the Meeting other than the election of directors.

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PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company’s profile on the SEDAR website at www.sedar.com or on the Company’s website, www.alamosgold.com. Financial information relating to the Company is provided in the Company’s comparative financial statements and management’s discussion and analysis for the most recently completed financial year ended December 31, 2014.

Shareholders may obtain a copy of the Company’s financial statements and management’s discussion and analysis upon request to the Company at Suite 2200, 130 Adelaide Street West, Toronto, Ontario, Canada, M5H 3P5.

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Schedule A – Mandate of the Board of Directors

ALAMOS GOLD INC.

BOARD OF DIRECTORS’ MANDATE

1.	General

1.1	The board of directors (the “Board”) of Alamos Gold Inc. (the “Company”) is responsible for supervising the management of the business and affairs of the Company.

1.2	The composition, responsibilities, and authority of the Board are set out in this Mandate.

1.3	This Mandate and the Articles of the Company and such other procedures, not inconsistent therewith, as the Board may adopt from time to time, shall govern the meetings and procedures of the Board.

2.	Composition

2.1	The directors of the Company (“Directors”) should have a mix of competencies and skills necessary to enable the Board and Board committees to properly discharge their responsibilities.

2.2	The Corporate Governance Committee will annually (and more frequently, if appropriate) recommend candidates to the Board for election or appointment as Directors, taking into account the Board’s conclusions with respect to the appropriate size and composition of the Board and Board committees, the competencies and skills required to enable the Board and Board Committees to properly discharge their responsibilities, and the competencies and skills of the current Board.

2.3	The Board approves the final choice of candidates.

2.4	The shareholders of the Company elect the Directors annually.

2.5	The Board has determined that a majority of the Directors will be “independent” as defined in National Instrument 52-110 Audit Committees or any successor policy.

2.6	The Board will appoint a Chair from among its members. If the Chair is not independent, the Board will designate one of the independent Directors as the Lead Director to facilitate the functioning of the Board independently of management of the Company. The Chair and, if appointed, the Lead Director, shall hold office at the pleasure of the Board until successors have been duly appointed or until the Chair or Lead Director, as applicable, resign, or are otherwise removed from office by the Board.

2.7	The Secretary of the Company shall be secretary of the Board (the “Secretary”).

3.	Responsibilities

3.1	The Board is responsible for supervising the management of and setting strategic direction for the business and affairs of the Company and its subsidiary entities (the “Group”).

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3.2	In discharging their responsibilities, the Directors owe the following fiduciary duties to the Company:

(a)	a duty of loyalty: they must act honestly and in good faith with a view to the best interests of the Company; and

(b)	a duty of care: they must exercise the care, diligence, and skill that a reasonably prudent person would exercise in comparable circumstances.

3.3	In discharging their responsibilities, the Directors are entitled to rely on the honesty and integrity of the senior officers of the Company and the independent auditors and other professional advisers of the Company, subject to the Directors’ duty of care.

3.4	In discharging their responsibilities, the Directors are also entitled to directors’ and officers’ liability insurance purchased by the Company and indemnification from the Company to the fullest extent permitted by law and the constating documents of the Company.

3.5	The Board has specifically recognized its responsibilities for:

(a)	hiring a Chief Executive Officer (the “CEO”) and other senior officers who it believes will act with integrity and create a culture of ethical business conduct throughout the Group;

(b)	adopting a strategic planning process and approving annually (or more frequently if appropriate) a strategic plan which takes into account, among other things, the opportunities and risks of the business of the Company;

(c)	overseeing the identification of the principal risks of the business of the Company and overseeing the implementation of appropriate systems to manage these risks;

(d)	overseeing the integrity of the internal control and management information systems of the Company;

(e)	succession planning, including (with assistance from the CEO) appointing, training, monitoring and replacing the senior officers of the Company;

(f)	ensuring that the Company operates at all times within applicable laws and regulations and to the highest ethical standards;

(g)	approving and monitoring compliance with significant policies and procedures by which the Company is operated;

(h)	developing strong corporate governance policies and procedures for the Company;

(i)	ensuring the Company has in place a disclosure policy to enable the Company to communicate effectively with its shareholders, other stakeholders and the public generally and receive shareholder feedback;

(j)	ensuring that the Company’s financial results are reported fairly and in accordance with generally accepted accounting standards;

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(k)	ensuring the timely reporting of any other developments that have a significant and material impact on the value of the Company; and

(l)	determining whether any members of the Company’s audit committee are “audit committee financial experts” as such term is defined in the rules and regulations of the United States Securities and Exchange Commission.

3.6	Directors are expected to attend Board meetings, meetings of Board committees of which they are members and, where practicable, the annual meeting of the shareholders of the Company. Directors are also expected to spend the time needed, and to meet as frequently as necessary, to discharge their responsibilities.

3.7	Directors are expected to comply with the Code of Business Conduct and Ethics of the Company.

4.	Authority

4.1	The Board is authorized to carry out its responsibilities as set out in this Mandate.

4.2	The Board is authorized to retain, and to set and pay the compensation of, independent legal counsel and other advisers if it considers this appropriate.

4.3	The Board is authorized to invite officers and employees of the Company and outsiders with relevant experience and expertise to attend or participate in its meetings and proceedings, if it considers this appropriate.

4.4	The Directors will have unrestricted access to the officers and employees of the Company. The Directors will use their judgment to ensure that any such contact is not disruptive to the operations of the Company and will, to the extent appropriate, advise the Chief Executive Officer of the Company of any direct communications between them and the officers and employees of the Company.

4.5	The Board and the Directors have unrestricted access to the advice and services of the Secretary and outside auditors and legal counsel.

4.6	The Board may delegate certain of its functions to Board committees, each of which may have its own charter or mandate. The following committees are currently constituted and are authorized to carry out the duties set out in their respective charters or mandates:

Board Committee	Charter or Mandate

Audit Committee	Audit Committee Charter

Compensation Committee	Compensation Committee Charter

Corporate Governance Committee	Corporate Governance Committee Charter

Technical and Sustainability Committee	Technical and Sustainability Committee Charter

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5.	Delegation to Management

5.1	To assist the Directors in discharging their responsibilities, the Board expects management of the Company to:

(a)	review and update annually (or more frequently if appropriate) the Company’s strategic plan, and report regularly to the Board on the implementation of the strategic plan in light of evolving conditions;

(b)	prepare and present to the Board annually (or more frequently if appropriate) a business plan and budget, and report regularly to the Board on the Company’s performance against the business plan and budget;

(c)	report regularly to the Board on the Company’s business and affairs and on any matters of material consequence for the Company and its shareholders;

(d)	speak for the Company in its communications with shareholders and the public in accordance with the Company’s Disclosure Policy;

(e)	comply with any additional expectations that are developed and communicated during the annual strategic planning and budgeting process and during regular Board and Board committee meetings; and

(f)	consult the Board with respect to all matters which by law require Board approval and, specifically, as to those matters set out in Schedule “A” attached hereto.

6.	Meetings and Proceedings

6.1	The Board shall meet as frequently as is determined to be necessary, but not less than quarterly.

6.2	Any Director or the Secretary may call a meeting of the Board.

6.3	The agenda of each meeting of the Board will include input from the Directors and the officers and employees of the Company as appropriate. Meetings will include presentations by management, or professional advisers and consultants when appropriate, and allow sufficient time to permit a full and open discussion of agenda items.

6.4	Unless waived by all Directors, a notice of each meeting of the Board confirming the date, time, place, and agenda of the meeting, together with any supporting materials, shall be forwarded to each Director at least three days before the date of the meeting.

6.5	The quorum for each meeting of the Board is a majority of the Directors. The Chair shall chair each meeting of the Board, or in his absence, the Lead Director shall act as chair. In the absence of the Chair and the Lead Director, the other Directors may appoint one of their number as chair of a meeting. The chair of a meeting shall not have a second or casting vote.

6.6	The Secretary or his delegate shall keep minutes of all meetings of the Board, including all resolutions passed by the Board. Minutes of meetings shall be distributed to the Directors after preliminary approval thereof by the Chair.

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6.7	An individual who is not a Director may be invited to attend a meeting of the Board for all or part of the meeting.

6.8	The independent Directors shall meet regularly alone to facilitate full communication.

7.	Self-Assessment

7.1	The Board shall, together with the Corporate Governance Committee, at least annually, assess the Board’s effectiveness with a view to ensuring that the performance of the Board accords with best practices.

7.2	The Board shall annually review this Mandate and update it as required.

8.	Responsibilities of Chair

8.1	The Chair shall provide leadership to the Board to enhance the Board’s effectiveness, including:

(a)	ensuring that the responsibilities of the Board are well understood by both management and the Board and acting as a liaison between the Board and management to ensure that relationships between the Board and management are conducted in a professional and constructive manner;

(b)	ensuring that the Board works as a cohesive team with open communication;

(c)	ensuring that the resources available to the Board (in particular, timely and relevant information) are adequate to support its work;

(d)	together with the Corporate Governance Committee, ensuring that a process is in place by which the effectiveness of the Board and its committees (including size and composition) is assessed at least annually; and

(e)	together with the Corporate Governance Committee, ensuring that a process is in place by which the contribution of individual directors to the effectiveness of the Board is assessed at least annually.

8.2	The Chair is responsible for managing the Board, including:

(a)	preparing the agenda of the Board meetings and ensuring pre-meeting material is distributed in a timely manner and is appropriate in terms of relevance, efficient format and detail;

(b)	chairing all meetings of the Board in a manner that promotes meaningful discussion;

(c)	adopting procedures to ensure that the Board can conduct its work effectively and efficiently, including committee structure and composition, scheduling, and management of meetings;

(d)	ensuring meetings are appropriate in terms of frequency, length and content;

(e)	ensuring that, where functions are delegated to appropriate committees, the functions are carried out and results are reported to the Board; and

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(f)	working with the Corporate Governance Committee in approaching potential candidates once potential candidates are identified, to explore their interest in joining the board.

8.3	The Chair is responsible for chairing the meeting of shareholders of the Company.

8.4	The Chair is responsible for liaising with and, where appropriate, providing direction to the activities of the Secretary.

8.5	At the request of the Board, the Chair shall represent the Company to external groups such as shareholders and other stakeholders, including community groups and governments.

8.6	The Chair may delegate or share, where appropriate, certain of the above responsibilities with any independent committee of the Board.

9.	Responsibilities of Lead Director

9.1	If the Chair is not independent, the Board will designate one of the independent Directors as Lead Director. The Lead Director shall:

(a)	in conjunction with the Corporate Governance Committee and the Compensation Committee of the Board, provide leadership to ensure that the Board functions independently of management of the Company;

(b)	in the absence of the Chair, act as chair of meetings of the Board;

(c)	as may be required from time to time, consult and meet with any or all of the Company’s independent, unrelated directors, at the discretion of either party and with or without the attendance of the Chair of the Board, and represent such directors in discussions with management of the Company on corporate governance issues and other matters;

(d)	serve as Board ombudsman, so as to ensure that questions or comments of individual directors are heard and addressed;

(e)	ensure that the Board, committees of the Board, individual Directors and senior management of the Company understand and discharge their duties and obligations under the Company’s system of corporate governance;

(f)	maintain a liaison and communication with all members of the Board and the committee chairs to co-ordinate input from all members of the Board, and optimize the effectiveness of the Board and its committees;

(g)	in collaboration with the Chair and CEO, be satisfied that information required or requested by the Board, individual members, or committees of the Board is provided to Directors on a timely basis and meets their needs;

(h)	review conflict of interest issues with respect to members of the Board as they arise;

(i)	chair in camera meetings of the Board, without management and non-independent Directors present, where practicable at every Board meeting; and

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(j)	perform such other duties and responsibilities as may be delegated to the Lead Director by the Board from time to time.

9.2	The Lead Director may delegate or share, where appropriate, certain of the above responsibilities with any independent committee of the Board.

This Mandate amends, restates, replaces and supersedes the Board of Directors Mandate of the Company adopted by the Board on March 9, 2005.

Adopted by the Board of the Company effective December 9, 2008 as amended January 9, 2013 and December 10, 2014.

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SCHEDULE “A”

Alamos Gold Inc.

Matters Requiring Board Approval

The following matters must be presented to the Board or the appropriate Board committee for approval, if at all possible, prior to management taking action:

(a)	reviewing and approving any proposed changes to the Company’s Notice of Articles or Articles;

(b)	considering any take-over bid, proposed merger, amalgamation, arrangement, acquisition of all or substantially all of the assets or any similar form of business combination, including the approval of any agreements, circulars or other documents in connection therewith;

(c)	approving any payment of dividends to shareholders;

(d)	approving any offerings, issuances or repurchases of securities;

(e)	selecting and appointing, evaluating and (if necessary) terminating the CEO and CFO, and approving the hiring of any other senior officer;

(f)	approving the compensation of the senior officers, including performance bonus plans and stock options;

(g)	adopting a strategic planning process, approving strategic plans, and monitoring performance against plans;

(h)	reviewing and approving annual operational budgets, capital expenditures and corporate objectives, and monitoring performance on each of the above;

(i)	approving the annual and quarterly financial statements and MD&A, and making a recommendation to shareholders for the appointment of auditors;

(j)	through the Audit Committee, approving audit and non-audit services provided by the auditor of the Company;

(k)	acquisition and disposition of material assets (including fixed assets), outside of the Company’s business plan;

(l)	approval of proxy solicitation material;

(m)	making capital expenditures, borrowing or guaranteeing in excess of $2,000,000, outside of the annual budget;

(n)	initiating or defending any law suits or other legal actions where the liability to either party is likely to exceed $2,000,000; and

(o)	entering into any professional engagements where the fee is likely to exceed $2,000,000 per annum.

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